As filed with the Securities and Exchange Commission on September 23, 2003
                                                   Registration No. 333-[______]
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                                ----------------

                           ARTESYN TECHNOLOGIES, INC.
             (Exact name of registrant as specified in its charter)
        Florida                                                 59-1205269
(State or other jurisdiction                                 (I.R.S. Employer
of incorporation or organization)                         Identification Number)

                                   7900 Glades Road
                                       Suite 500
                               Boca Raton, Florida 33434
                                    (561) 451-1000

 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Joseph M. O'Donnell
          Chairman of the Board, President and Chief Executive Officer
                           Artesyn Technologies, Inc.
                                7900 Glades Road
                                    Suite 500
                            Boca Raton, Florida 33434
                                 (561) 451-1000

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

                            Whitney John Smith, Esq.
                           Kirkpatrick & Lockhart LLP
                              599 Lexington Avenue
                               New York, NY 10022
                                 (212) 536-3900

              Approximate date of commencement of proposed sale to the public:
 From time to time after the effective date of this registration statement, as determined by the selling securityholders.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE
==================================================================================================================================
 Title of Each Class of Securities    Amount To Be     Proposed Maximum Offering   Proposed Maximum Aggregate       Amount of
        To Be Registered               Registered           Price per Share              Offering Price          Registration Fee
----------------------------------------------------------------------------------------------------------------------------------
$90,000,000 5.50%  Convertible       $90,000,000(1)             100%(2)                    $90,000,000                $8,280
Senior Subordinated Notes due
August 15, 2010
----------------------------------------------------------------------------------------------------------------------------------

Common Stock, par value $.01 per      11,160,714                                                                       (4)
share(3)
----------------------------------------------------------------------------------------------------------------------------------
Total...........................
==================================================================================================================================

(1) Represents the aggregate principal amount of the notes issued by the registrant.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 and exclusive of accrued interest and distributions, if any.

(3) Represents 11,160,714 shares of common stock issuable upon conversion of the notes at the conversion price of $8.064 per share of common stock. Pursuant to Rule 416, such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

(4) Pursuant to Rule 457(i), no additional filing fee is payable with respect to the shares of common stock issuable upon conversion of the notes because no additional consideration will be received in connection with the exercise of the conversion privilege.


                                 ---------------

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED WITHOUT NOTICE. THE SELLING SECURITYHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED SEPTEMBER 23, 2003

PROSPECTUS

                                   $90,000,000

                           ARTESYN TECHNOLOGIES, INC.

         5.50% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE AUGUST 15, 2010
 AND THE 11,160,714 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

                                 ---------------

      We issued the notes offered by this prospectus in a private placement in August 2003. This prospectus will be used by selling securityholders to offer and resell their notes and the shares of common stock issuable upon conversion of their notes. We will not receive any proceeds from such offers and resales.

      Holders of the notes may convert the notes into shares of our common stock at any time prior to the maturity date of the notes (unless previously redeemed or repurchased) at a conversion price of $8.064 per share (equivalent to an initial conversion rate of approximately 124.0079 shares per $1,000 principal amount of notes), subject to adjustment as set forth in this prospectus.

      We will pay interest on the notes on February 15 and August 15 of each year, beginning February 15, 2004. On or after August 15, 2008, we may redeem some or all of the notes at 100% of their principal amount plus accrued and unpaid interest to, but excluding, the redemption date.

      Upon the occurrence of a change of control, holders of the notes may require us to repurchase all or part of their notes for cash.

      The notes are not listed on any securities exchange or included in any automated quotation system. The notes are eligible for trading in The PORTAL Market of the National Association of Securities Dealers, Inc. Shares of our common stock are quoted on the Nasdaq Stock Market under the symbol "ATSN." The closing sales price of the shares on September 22, 2003 was $8.33 per share.

      As used in this prospectus, the terms "we," "us," "our" and "Artesyn" mean Artesyn Technologies, Inc. and its subsidiaries (unless the context indicates another meaning), and the term "common stock" means our common stock, par value $.01 per share.


                           --------------------------

THE SECURITIES OFFERED BY THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.


                           --------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  THIS PROSPECTUS IS DATED [_________], 2003

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

FORWARD LOOKING STATEMENTS.....................................................1

PROSPECTUS SUMMARY.............................................................2

RISK FACTORS.................................................................. 6

RATIO OF EARNINGS TO FIXED CHARGES............................................15

USE OF PROCEEDS...............................................................15

SELLING SECURITYHOLDERS.......................................................15

PLAN OF DISTRIBUTION..........................................................19

DESCRIPTION OF NOTES..........................................................21

DESCRIPTION OF CAPITAL STOCK..................................................35

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.................................38

INTERESTS OF NAMED EXPERTS AND COUNSEL........................................43

INFORMATION INCORPORATED BY REFERENCE.........................................43

WHERE YOU CAN FIND MORE INFORMATION...........................................44

LEGAL MATTERS.................................................................44

EXPERTS.......................................................................44

PART II.....................................................................II-1

      ITEM 14 OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION...................II-1
      ITEM 15 INDEMNIFICATION OF OFFICERS AND DIRECTORS.....................II-1
      ITEM 16 EXHIBITS......................................................II-2
      ITEM 17 UNDERTAKINGS..................................................II-2

SIGNATURES..................................................................II-4

INDEX TO EXHIBITS...........................................................II-6

                           FORWARD-LOOKING STATEMENTS

      This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend" and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus. Among the key factors that could cause actual results to differ materially from the forward-looking statements are:

      o competitive factors and pricing pressures;

      o general economic conditions;

      o relationships with companies in the electronic, computing and communications industry;

      o variability of royalty, license and other revenue;

      o ability to enter into future collaborative agreements;

      o governmental regulation and suspension;

      o changes in industry practices and customer mix;

      o one-time or non-recurring events;

      o worldwide geopolitical stability;

      o growth and changes in the power supply and communications industries;

      o the timely development and acceptance of new products;

      o the availability of components used in the manufacture of products;

      o the ability to attract and retain customers including new Original Equipment communications customers;

      o the ability to attract and retain personnel;

      o inventory risks due to shifts in market demand, changes in absorption of manufacturing overhead; and

      o the ability to secure adequate financial accommodations, domestic and foreign regulatory approvals and other risks described in our various reports filed with the SEC and incorporated by reference herein.

      Because the factors referred to above, as well as the risk factors beginning on page 6 of this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and, subject to applicable law to the contrary, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise, when they will arise and/or their effects. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                               PROSPECTUS SUMMARY

      This summary highlights some information from this prospectus, and it may not contain all of the information that is important to you. You should read the following summary together with the more detailed information regarding our company and the securities being registered, including "Risk Factors" and our consolidated financial statements and related notes, included elsewhere in, or incorporated by reference into, this prospectus.

                                   OUR COMPANY

      Artesyn Technologies is a leading provider of advanced power conversion equipment and power subsystems to the computing and communications industries. We are primarily engaged in the design, development, manufacture and sale of electronic products, power supplies, power conversion products and power subsystems. We are organized into two operating segments, the Power Conversion segment and the Communications Products segment, each of which is focused on high-growth applications in four key markets: computing and storage, wireless infrastructure, carrier and enterprise networking, and network access. As of August 27, 2003, we employed 2,032 full-time employees and 2,633 temporary employees and independent contractors (primarily in China) at technology centers, sales and administrative offices and in manufacturing facilities in Asia, Europe and the United States.

      Our Power Conversion segment, which is our principal source of revenues, specializes in the design and manufacture of power supplies and systems for industry-leading original equipment manufacturers, or OEMs, and distributors worldwide. We provide standard products, modified-standard products and custom products, which are tailored to our customers' power needs. This business segment accounted for $319 million, or 91%, of our sales in 2002. Our current products include a wide range of high-efficiency AC/DC power supplies, as well as advanced DC/DC and point-of-load, or PoL, converters for distributed power architecture systems, or DPAs.

      Electronic systems require a steady supply of electrical power at one or more voltage levels. Typically, electric utility companies deliver electricity in its raw form, called alternating electric current, or AC. AC/DC power supplies are used to convert this raw current from a primary power source, such as a wall outlet, into the direct current, or DC, required to operate virtually all solid-state electronic equipment. DC/DC power supplies are used to convert a particular direct current voltage into another (higher or lower) direct current voltage.

      o AC/DC Power -- These products represent the majority of our total sales (approximately 60% in fiscal year 2002), as this type of power supply is used by almost every piece of electronic equipment powered from an AC outlet. In 2002 approximately 90% of these sales were for customized power supplies, which are designed specifically for individual customers to their own specification. Many of the AC/DC devices are modern switch mode designs, for which we hold a number of patents.

      o DC/DC Power -- We have experienced strong growth for these products over the past few years, driven in large part by the trend towards smaller, ultra-efficient low voltage converters. In 2002, these products generated approximately 30% of our total sales. We offer a variety of open-frame, cased and encapsulated models, covering both surface-mount and through-hole assembly methods. Many of our DC/DC products employ open-frame packaging to simplify thermal management, as well as state-of-the-art synchronous rectification to provide superior conversion efficiency.

               o Included in DC/DC Power sales are PoL converters. The growth in this product line has been driven in large part by the increasing demand for systems requiring lower voltages at higher currents. As a result, the industry has seen a shift in power architecture over the past few years from traditional centralized architectures to DPAs, which employ a combination of several power supplies in order to provide an integrated power solution that yields efficient distribution of heat and lower voltage levels. PoL converters (named for their close proximity to the component or load being powered) are a key component in the distributed architecture. The close proximity of the converter to the load being powered reduces the length the voltage is bussed, which in turn reduces the voltage loss.

      Our Communications Products segment is based in Madison, Wisconsin, and produces real-time computers, subsystems and protocol software embedded in end-use communications systems. We design and manufacture a wide range of Wide Area Network, or WAN, interfaces, Central Processor Unit boards, or CPUs, and hardware/protocol software subsystems for many of the key players in the telecommunications industry. This segment offers a comprehensive suite of WAN interfaces, such as T1 or E1, which carry either voice or data. These products are employed in a wide range of worldwide telecom and datacom networks, such as gateway/routers, switching, call processing and wireless communications infrastructures. This business segment generated sales of $32 million, or 9% of our total sales in 2002.

      Artesyn Technologies, Inc. is a Florida corporation. Our principal office is located at 7900 Glades Road, Boca Raton, Florida 33434 and our main telephone number is 561-451-1000.


                                  THE OFFERING

Securities Offered ..................... $90.0 million aggregate principal amount of 5.50% Convertible Senior
                                         Subordinated Notes due 2010 and shares
                                         of common stock issuable upon
                                         conversion of the notes.

Maturity of Notes....................... August 15, 2010, unless earlier converted, redeemed by us at our option
                                         or repurchased by us at your option.

Interest Rate .......................... 5.50% per year. Interest will be payable semiannually in arrears on
                                         February 15 and August 15 of each year,
                                         commencing February 15, 2004. The
                                         initial interest payment will include
                                         accrued interest from August 13, 2003.

Ranking.................................The notes are unsecured and

                                                o  subordinated in right of
                                                   payment to all of our
                                                   existing and future senior
                                                   indebtedness;
                                                o  equal in right of payment to
                                                   our future senior
                                                   subordinated indebtedness;
                                                o  senior in right of payment to
                                                   our future subordinated
                                                   indebtedness; and
                                                o  effectively subordinated in
                                                   right of payment to all
                                                   existing and future
                                                   indebtedness and other
                                                   liabilities of any of our
                                                   existing or future
                                                   subsidiaries.

                                          As of August 27, 2003:

                                                o  our outstanding senior
                                                   indebtedness was
                                                   approximately $10 million;
                                                o  our outstanding senior
                                                   subordinated indebtedness was
                                                   approximately $90 million;
                                                   and
                                                o  our subsidiaries had
                                                   approximately $101.3 million
                                                   of liabilities outstanding,
                                                   excluding intercompany
                                                   liabilities.

Conversion Rights....................... Holders may convert their notes into our common stock at any time prior to
                                         the close of business on the business
                                         day prior to the maturity date of the
                                         notes, unless previously redeemed or
                                         repurchased, at a conversion price of
                                         $8.064 per share (equal to a conversion
                                         rate of approximately 124.0079 shares
                                         per $1,000 principal amount of notes),
                                         subject to adjustment as described
                                         under "Description of Notes --
                                         Conversion Rights."

Redemption of Notes at Our Option....... We may redeem all or a portion of the notes for cash at any time on or after
                                         August 15, 2008, at 100% of their
                                         principal amount plus accrued and
                                         unpaid interest to, but excluding, the
                                         redemption date. See "Description of
                                         Notes -- Optional Redemption by
                                         Artesyn."

Sinking Fund ........................... None.

Change of Control Put Right............. Upon a change of control of Artesyn, each holder of the notes may require us
                                         to repurchase for cash all or a portion
                                         of its notes at a repurchase price
                                         equal to 100% of the principal amount
                                         of the notes to be repurchased, plus
                                         accrued and unpaid interest thereon to,
                                         but excluding, the repurchase date. A
                                         change of control will be an event of
                                         default under our existing senior
                                         credit facility and may be an event of
                                         default under our future senior
                                         indebtedness. In such circumstances,
                                         the subordination provisions of the
                                         indenture would prevent us from
                                         repurchasing the notes until the senior
                                         indebtedness is paid in full. See
                                         "Description of Notes -- Repurchase at
                                         Option of Holders Upon a Change of
                                         Control."

Events of Default ...................... If there is an event of default on the notes, the principal amount of the
                                         notes plus accrued and unpaid interest
                                         to the date of acceleration may be
                                         declared immediately due and payable
                                         subject to certain conditions set forth
                                         in the indenture. These amounts
                                         automatically become due and payable in
                                         the case of certain types of bankruptcy
                                         or insolvency events of default
                                         involving Artesyn.

Use of Proceeds ........................ We will not receive any proceeds from the sale by any selling securityholders
                                         of the notes or the shares offered by
                                         this prospectus.

DTC Eligibility......................... The notes have been issued in book-entry form and are represented by
                                         one or more permanent global
                                         certificates deposited with a custodian
                                         for and registered in the name of a
                                         nominee of The Depository Trust
                                         Company, or DTC, in New York, New York.
                                         Beneficial interests in any of the
                                         notes are shown on, and transfers will
                                         be effected only through, records
                                         maintained by DTC and its direct and
                                         indirect participants, and any such
                                         interest may not be exchanged for
                                         definitive securities, except in
                                         limited circumstances. See "Description
                                         of Notes -- Form, Denomination and
                                         Registration."

Registration Rights .................... If we fail to keep available the registration statement and related
                                         prospectus for purposes of effecting
                                         registered resales of the notes and
                                         common stock issuable upon conversion
                                         of the notes for specified time
                                         periods, liquidated damages will be
                                         payable on the notes. See "Description
                                         of Notes -- Registration Rights."

Trading ................................ The notes are eligible for trading in
                                         The PORTAL Market of the National
                                         Association of Securities Dealers, Inc.

Risk Factors...........................  You should read "Risk Factors"
                                         beginning on page 6 of this prospectus
                                         so that you understand the risks
                                         associated with an investment in the
                                         notes and/or common stock issuable upon
                                         conversion of the notes.

                                  RISK FACTORS

      You should carefully consider the following risk factors in conjunction with the other information contained or incorporated by reference in this prospectus. These factors among others, could cause actual results to differ materially from those currently anticipated and contained in forward-looking statements made in this propectus and presented elsewhere by our management from time to time. See "Forward-Looking Statements."

                          Risks Related to Our Business

WE HAVE EXPERIENCED OPERATING AND NET LOSSES IN RECENT YEARS AND MAY CONTINUE TO EXPERIENCE OPERATING AND NET LOSSES IF CUSTOMER DEMAND FOR OUR PRODUCTS DOES NOT IMPROVE.

      We incurred significant operating and net losses in 2001 and 2002 primarily due to a drop in the demand for our products and we have continued to report operating losses in the first half of 2003. In 2001, we had a net loss of $31.8 million. In 2002, we had a net loss $108.8 million (including after-tax write-offs of goodwill of $49.4 million and $11.3 million in additional after-tax excess and obsolete inventory charges). For the six-month period ended June 27, 2003, we had a net loss of $11.6 million. Because of these poor operating results, we implemented a restructuring plan consisting of numerous cost-saving measures including, but not limited to, factory work-force reductions, shortened work-weeks, restrictions on discretionary spending, consolidation of job functions, reduction of product offerings and facility closures. With our current cost structure, however, our future profitability is primarily dependent on an increase in the demand for our products from our customers. If demand for our products does not improve, we will continue to experience operating losses unless we reduce our cost structure further.

OUR RESTRUCTURING INITIATIVES MAY NOT RESULT IN A SUCCESSFUL RETURN TO PROFITABILITY.

      To address our operating losses and the significant decrease in the level of demand for our products, we implemented a restructuring plan that:

      o eliminated approximately 50% of all positions throughout our company and consolidated various departments;
      o reduced the number of our leased and owned facilities from 22 to 14 to increase the efficiency of usage at the remaining facilities and, generally, to reduce our operating costs; and
      o organized our commercial-marketing structure to more closely align it with our customers' needs.

      Given the state of the communications industry in which many of our customers operate and the global economy, there can be no assurances that our restructuring plan will be successful nor that our restructuring plan is sufficient or timely enough to return us to profitability. In addition, there can be no assurance that the intended future cost reductions will offset the substantial one-time costs incurred in implementing these measures. If our estimates of expected cost savings, associated costs, or future customer demand prove to be inaccurate, we may experience a material adverse effect on our business, operating results and financial condition and may have to undertake further cost reductions.

WE FACE RISKS ASSOCIATED WITH CONSOLIDATING OUR MANUFACTURING CAPACITY INTO OUR LOWER COST FACILITIES.

      In response to and in anticipation of our growth in 1999 and 2000, we made significant investments in manufacturing facilities, equipment and global information systems, including expansion of our manufacturing facilities in China, a new manufacturing facility in Hungary and our new, global information system. The industry slowdowns experienced in 2001 and 2002 have compelled us to close several of our engineering, administrative and several other higher cost manufacturing facilities, resulting in the relocation of the production of a number of products to lower cost facilities. We expect to continue to migrate production to our lower-cost facilities in China and Hungary, which may result in production delays or quality issues during the transition. Problems associated with such transitions may result in delays of shipments to customers, cancellations of delayed shipments, diversion of management attention, increases in inventory levels, increases in quality issues, increases in warranty returns and an inability to achieve anticipated manufacturing cost reductions, any of which could result in a material adverse effect on our business, operating results and financial condition.

WE FACE RISKS ASSOCIATED WITH THE MANUFACTURE OF OUR PRODUCTS IN FOREIGN LOCATIONS. MOST OF OUR POWER CONVERSION PRODUCTS ARE MANUFACTURED IN OUR FACILITY IN CHINA.

      We manufacture a significant amount of our products for our Power Conversion segment in foreign locations. Approximately 68% of our total sales for 2002 were from products manufactured in China, 17% from products manufactured in Europe and the remaining 15% from domestic operations. Approximately 72% of our sales for the six months ended June 27, 2003 were from products manufactured in China, 16% from products manufactured in Europe and the remaining 12% from domestic operations.

      The supply and cost of these products could be adversely affected, among other reasons, by changes in foreign currency exchange rates, increased import duties, imposition of tariffs, imposition of import quotas, interruptions in sea or air transportation, political or economic changes, anti-terrorism initiatives and risks associated with hostilities. In the event of confiscation, expropriation, nationalization or governmental restrictions in the above-mentioned locations, earnings could be adversely affected by such business disruption, resulting in delays and/or increased costs in the production and delivery of products.

THE EFFECTS OF SEVERE ACUTE RESPIRATORY SYNDROME IN ASIA COULD ADVERSELY AFFECT OUR FACILITIES IN HONG KONG AND ZHONGSHAN, CHINA.

      Approximately 72% of our products (approximately 80% of our power conversion products) are manufactured in our Zhongshan, China facility. Administration and engineering for this facility are located in our offices in Hong Kong, China. As has been reported in the news over the last several months, a contagious disease called Severe Acute Respiratory Syndrome, or SARS, has been responsible for hundreds of deaths worldwide, primarily in Asia, and, consequently, travel had been significantly restricted in Asia and elsewhere. The SARS epidemic has adversely effected the economy in China and elsewhere in the region. Currently, none of our employees have contracted the disease, none of our operational or administrative capabilities have been compromised and no shipments from a vendor or to a customer have been affected. Our local management team has taken steps to educate the employees and closely monitor the health of each employee. We hold weekly employee health screenings and have implemented a regular disinfection program. At this time, we do not expect to experience an adverse impact from the SARS outbreak. However, if SARS were to affect a significant number of our employees or the employees of one or more of our suppliers in the region, our ability to manufacture products or administer our operations would likely be impaired, perhaps materially. Such a result could have a material adverse effect on our business, operating results and financial condition.

OUR FUTURE PROFITABILITY DEPENDS ON OUR ABILITY TO SUCCESSFULLY DEVELOP NEW PRODUCTS AND ENHANCE EXISTING PRODUCTS IN A VOLATILE INDUSTRY CHARACTERIZED BY RAPIDLY CHANGING TECHNOLOGIES AND CUSTOMER DEMAND.

      The markets for our products are characterized by rapidly changing technologies, changing customer demands, evolving industry standards, frequent new product introductions and, in some cases, short product life cycles. The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and investment, as well as an accurate anticipation of technological and market trends. There can be no assurance that we will successfully develop, introduce or manage the transition of new products. The failure of or the delay in anticipating technological advances or developing and marketing product enhancements or new products could cause our products to become uncompetitive or obsolete, thereby severely diminishing our ability to generate revenues from those products.

      Additionally, we assume risks related to the value of our inventory. The price for our inventory and components of our products may decrease over time due to the rapidly changing technology of our industry. As a result of these potential price reductions, we regularly assess the value of our inventory using "lower of cost or market" parameters. If the difference in value between the cost of inventory and the value the marketplace assigns such inventory is significant, the revaluation of inventory under generally accepted accounting principles could result in a significant reduction in our earnings.

WE RELY ON SIGNIFICANT RELATIONSHIPS WITH A SMALL NUMBER OF CUSTOMERS AND THE LOSS OF ANY OF THOSE CUSTOMERS COULD REDUCE OUR REVENUE AND OPERATING RESULTS.

      Our 10 largest customers accounted for approximately 71% of our sales for the six-month period ended June 27, 2003, with sales to Hewlett-Packard, Dell

Computer and Sun Microsystems accounting for approximately 16%, 11% and 12%, respectively, of sales for such six-month period. Our 10 largest customers accounted for approximately 72% of our sales in 2002, with sales to Hewlett-Packard, Dell Computer and Sun Microsystems accounting for approximately 17%, 15% and 13%, respectively, of sales in 2002. Decisions by a small number of our ten largest customers to defer their purchasing decisions or to purchase products elsewhere could have a material adverse effect on our business, operating results and financial condition.

      For example, if we were to experience an unanticipated catastrophic quality issue (i.e., a product or design failure) with one of our major customers and our relationship with that customer was threatened, the competitive nature of our industry could allow that customer to terminate its relationship with us and move its business to one of our competitors. Moreover, such quality issues could damage our reputation in the industry, impacting our relationships with other customers. Although we are "designed in" to many long-term customer programs which enables us to be included in our customers' new products over a product lifecycle, significant parts of our business depend primarily on the continued relationships with our existing customers. If one or more of such relationships are terminated for any reason, or substantially reduced, it would likely significantly reduce our total sales, resulting in a material adverse effect on our business, operating results and financial condition.

WE FACE INTENSE PRICE AND PRODUCT PERFORMANCE COMPETITION IN OUR INDUSTRY, WHICH COULD IMPACT OUR FUTURE PROFITABILITY.

      The industry in which we compete is highly competitive and characterized by increasing customer demands for product performance, lower prices and shorter manufacturing cycles. These characteristics result in frequent introductions of new products with added capabilities and features and continuous improvements in the relative price/performance of the products. Increased competition could result in price reductions, reduced profit margins and loss of market share, each of which could adversely affect our business, operating results and financial condition. Our strategies to cope with the competition include, but are not limited to, maintaining an appropriate level of investment in research and development and sustaining and expanding the relationships with our customers in the high growth sectors of our industry; however, no assurance can be given that such strategies will be effective.

MARKET CONSOLIDATION COULD CREATE COMPETITORS THAT ARE LARGER AND HAVE GREATER RESOURCES THAN US.

      Our principal competitors include Acbel Polytech (Taiwan), Delta Electronics (Taiwan and Thailand), Emerson Electric, Invensys (UK), Lite-On (Taiwan), Power-One and Tyco International. If our competitors consolidate, they would likely create entities with increased market share, customer base, proprietary technology, marketing expertise and an expanded sales force and would likely have increased purchasing leverage for acquiring raw materials. Such a development may create stronger competitors which would likely adversely affect our ability to compete in the markets we serve.

OUR FUTURE SUCCESS COULD DEPEND ON THE PROTECTION OF OUR INTELLECTUAL PROPERTY; COSTS ASSOCIATED WITH ENFORCING OUR INTELLECTUAL PROPERTY RIGHTS COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

      We generally rely on patents and trade secret laws to establish and maintain proprietary rights in some of our technology and products and such protections may become more important in our industry. While we have been issued a number of patents and other patent applications are currently pending, there can be no assurance that any of the patents will not be challenged, invalidated or circumvented, or that any rights granted under these patents will, in fact, provide us with competitive advantages. In addition, there can be no assurance that patents will be issued from pending applications, or that claims on future patents will be broad enough to protect our technology. Also, the laws of some foreign countries may not protect our proprietary rights to the same extent as the laws of the United States. Litigation may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and financial condition.

WE FACE, AND MIGHT IN THE FUTURE FACE, INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT MIGHT BE COSTLY TO RESOLVE.

      We have from time to time received, and may in the future receive, communications from third parties asserting that our products or technology infringe on the third party's patent or other intellectual property rights. Such claims have resulted in litigation in the past, and could result in litigation in the future. If we do not prevail in any such litigation, our business may be adversely affected depending on the technology at issue. In addition, our industry is characterized by uncertain and conflicting intellectual property claims and, in some instances, vigorous protection and pursuit of intellectual property rights or positions, which have on occasion resulted in protracted and expensive litigation. We cannot assure you that intellectual property claims will not be made against us in the future or that we will not be prohibited from using our technologies subject to any such claims or that we will not be required to obtain licenses and make corresponding royalty payments. In addition, the necessary management attention to, and legal costs associated with, litigation could have a material adverse effect on our business, operating results and financial condition.

      Currently, we are a defendant in one such patent infringement suit with VLT, Inc. Although we have agreed with VLT to the entry of a stipulated judgment in the trial court, the respective parties each disagree with certain aspects of the district court's claim construction, and the stipulated judgment allows the parties to appeal the construction to the United States Court of Appeals for the Federal Circuit in Washington, DC. Both parties have now filed such appeals. On appeal, we intend to seek a different claim construction that would invalidate the patent at issue, thereby exonerating all of our products. We also believe that VLT intends to ask the appellate court to reverse aspects of the judgment so that it can seek to recapture the Artesyn sales that did not infringe under the terms of the stipulated judgment. We have agreed with VLT that if the appellate court changes the claim construction the parties will be free to argue their respective positions about patent validity or invalidity, enforceability or unenforceability, and infringement or non-infringement, with respect to all of the accused products. At this time, no determination of the outcome of the appeals or any proceedings after the appeals can be reasonably estimated. Although we believe that we have a strong defense to the claims asserted by VLT, if we eventually were to be found liable to pay a significant portion of the damages requested by VLT, such a payment could have a material adverse effect on our business, operating results and financial condition.

      Alternatively, if the judgment is affirmed on appeal, then the only remaining issue will be an accounting of damages that we owe to VLT on the limited sales of the remaining category of our products that infringe under the stipulated judgment. The parties do not agree as to the amount of damages that would be owed in that event, typically measured as lost profits of a patent holder or as a percentage of sales of the infringing products. We believe that such damages would not have a material adverse effect on our business, operating results and financial condition.

OUR GROSS MARGIN IS SUBJECT TO MANY CHANGING FACTORS WHICH ARE DIFFICULT TO FORECAST.

      Our gross margin percentage is a function of the product mix sold in any period as well as unit volumes, heightened price competition, changes in channels of distribution, shortages in components due to untimely shipments of parts from vendors, our ability to obtain components at reasonable prices, the availability and price of skilled labor, and factory over/under-utilization. We compete in an industry in which our customers constantly expect price reductions due to technological advancements and manufacturing efficiencies. As a result, we must carefully manage the factors within our control, such as obtaining price reductions from our suppliers, in order to maintain an adequate gross margin. If we are unable to successfully manage such factors, our gross margin could be significantly reduced, which will likely have a material adverse effect on our business, operating results and financial condition.

OUR FUTURE PROFITABILITY MAY BE ADVERSELY AFFECTED BY A DISRUPTION IN OUR SUPPLY CHAIN.

      As a result of the custom nature of most of our manufactured products, some of the components used in the manufacture of our products are currently obtained from a limited number of suppliers. To mitigate this risk, we have instituted a preferred parts program whereby we now obtain most critical components from multiple sources, although some of the components used in our products are obtained from just one supplier. A change in suppliers, especially one of our sole source suppliers, could cause a delay in manufacturing, additional manufacturing costs, and a possible loss of sales that could adversely affect our business, operating results and financial position.

WE FACE RISKS INHERENT IN INTERNATIONAL SALES.

      International sales have been, and are expected to continue to be, an important component of our total sales. For 2002 and the six-month period ended June 27, 2003, international sales represented 37% of our total sales for both periods. International sales are subject to certain inherent risks, including unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable and potentially adverse tax consequences. Other risks of international sales include changes in economic conditions in the international markets in which the products are sold, political and economic instability, fluctuations in currency exchange rates, import-export controls, and the burden and expense of complying with foreign laws. In addition, sales to customers in developing nations may fluctuate to a greater extent than sales to customers in developed nations, as those markets are only beginning to adopt new technologies and establish purchasing practices. If any of these risks were to materialize, our total number of sales would be reduced thereby negatively impacting our future profitability.

OUR FUTURE PROFITABILITY MAY BE ADVERSELY AFFECTED BY A CHANGE IN GOVERNMENTAL REGULATION.

      Our operations are subject to laws, regulations, government policies and product certification requirements worldwide. Changes in such laws, regulations, policies or requirements could result in the need to modify products and could affect the demand for our products, which may involve substantial costs or delays in sales and could have an adverse effect on our operating results and financial condition.

THE PROVISIONS OF OUR CREDIT AGREEMENT COULD AFFECT OUR ABILITY TO ENTER INTO CERTAIN TRANSACTIONS.

      On March 28, 2003, we entered into a new five-year, $35.0 million senior credit facility with Fleet Capital Corporation. The new asset-based facility replaced our prior revolving credit facility that was due to expire in March 2004. Our credit agreement may restrict our ability to enter into certain corporate transactions (including, among other things, the disposition of assets, making certain capital expenditures, and forming or acquiring subsidiaries) unless we obtain the prior written consent of Fleet Capital Corporation. Because we cannot guarantee that Fleet Capital Corporation will provide the necessary consent, our ability to enter into certain corporate transactions may be prohibited or the timing of such transactions delayed.

WE HAVE AN ASSET-BASED CREDIT FACILITY AND FACE RISKS ASSOCIATED WITH A CREDIT FACILITY WITH FLUCTUATING CREDIT AVAILABILITY.

      The amount available for borrowing under our senior credit facility with Fleet Capital Corporation is calculated as a percentage of our domestic accounts receivable and inventory that meet certain criteria as set forth in the credit agreement minus reserves as determined by our lender. As of August 27, 2003, $19.9 million was available for borrowing under the senior credit facility, of which approximately $10 million was outstanding. Our lender maintains the right to change the advance rates and eligibility criteria for our domestic accounts receivable and inventory and the discretion to change or institute new reserves against our availability. Accordingly, the amount available for borrowing under our senior credit facility may be reduced due to the reduction in the amount of our eligible assets resulting from changing market conditions and the application of or changes to eligibility criteria, as well as the reduction of advance rates and/or the increase or change in reserve amounts, which may be imposed at the discretion of our lender. These factors may reduce the amount we may borrow under the facility at a time when we may need to borrow additional amounts or requiring repayments under the facility when we do not have adequate cash flow to make such repayments or when such repayments may not be in the best interest of the company due to the economic climate and/or financial condition of our company at that time. These consequences could negatively impact our liquidity and such impact would be material.

WE RELY ON CERTAIN KEY PERSONNEL AND A LOSS OF SUCH PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS.

      Our future success depends, to a substantial degree, upon the continued service of Joseph M. O'Donnell, our President and Chief Executive Officer, Richard J. Thompson, our Vice President, Chief Financial Officer and Secretary, and other key members of our management team. Robert Aebli, the President of our Communications Products segment, will retire at the end of 2003, but we believe we will be able to find a replacement for Mr. Aebli in a timely manner. Except for Mr. O'Donnell and Mr. Thompson, we do not have employment agreements with any of our other senior officers, although we currently have other agreements that provide incentives for other members of our management to continue to work for us. Although we are not aware that any key personnel (other than Mr. Aebli) are planning to retire or leave us in the near future, the loss of the services of Mr. O'Donnell or Mr. Thompson or of certain other members of our management team, or their inability to perform services on our behalf, could materially and adversely affect our operations. While we believe that we have been successful in attracting and retaining skilled personnel in all areas of our business, we cannot assure you that we can continue to attract, train and retain such personnel. Our failure in this regard could limit the rate at which we generate sales and develop new products.

OUR BOARD OF DIRECTORS' ABILITY TO ISSUE PREFERRED SHARES COULD DETER A CHANGE IN CONTROL THAT COULD BE PROFITABLE TO OUR SHAREHOLDERS.

      Pursuant to our Certificate of Incorporation, as amended, our Board of Directors has the authority to issue up to 1,000,000 shares of preferred stock, of which 451,376 have been designated as Series A Junior Participating Preferred Stock in connection with our company's rights agreement, or "poison pill," and to establish the preferences and rights of any such shares of preferred stock issued. The issuance of the preferred shares can have the effect of creating preferential dividends and/or other rights and/or delaying, making more difficult, or preventing a change of control of our company, even if a change of control is in the shareholders' interest.

WE HAVE A "POISON PILL" THAT COULD DETER A POTENTIALLY PROFITABLE TAKE-OVER BY A THIRD PARTY.

      Under our company's rights agreement, rights are issued along with each of our shares of common stock. A holder of such rights can purchase from us, under specified conditions, a portion of a preferred share, or receive common stock of our company, or receive common stock of the entity acquiring us having a value equal to twice the exercise price of the right. The exercise price of the right is $95.00. This arrangement is often called a "poison pill." Our poison pill may have the effect of delaying or preventing a change of control of our company, even if a change of control is in the shareholders' interest.

THERE ARE CERTAIN PROVISIONS OF FLORIDA LAW THAT COULD LIMIT ACQUISITIONS AND CHANGES OF CONTROL.

      The Florida 1989 Business Corporation Act, as amended, contains a section entitled "control-share acquisitions" which, in certain circumstances, eliminates the voting rights of shares acquired in quantities so as to constitute "control shares," as defined under Florida law. Florida law may also restrict business combinations between our company and 10% owners of our common stock unless approved by two-thirds of the voting shares of "disinterested" shareholders or by a majority of our company's "disinterested" directors. These provisions may also have the effect of inhibiting a third-party from making an acquisition proposal for our company or of delaying, deferring or preventing a change of control of our company under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then current price.

OUR FORMER INDEPENDENT PUBLIC ACCOUNTANT, ARTHUR ANDERSEN LLP, HAS BEEN FOUND GUILTY OF FEDERAL OBSTRUCTION OF JUSTICE CHARGES AND YOU ARE UNLIKELY TO BE ABLE TO EXERCISE EFFECTIVE REMEDIES AGAINST SUCH FIRM IN ANY LEGAL ACTION.

      Our consolidated financial statements as of December 29, 2000 and December 28, 2001, and for the fiscal years then ended were audited by Arthur Andersen LLP. On March 14, 2002, Arthur Andersen was indicted on federal obstruction of justice charges arising from the federal government's investigation of Enron Corporation. On June 15, 2002, a jury returned with a guilty verdict against Arthur Anderson following a trial. In light of the jury verdict and the underlying events, on August 31, 2002 Arthur Andersen ceased practicing before the SEC. Arthur Andersen has not performed any procedures in connection with the offering of the notes or the common stock underlying the notes.

      As a result, you may not be able to recover against Arthur Andersen for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein.

      Moreover, as a public company, we are required to file with the SEC periodic financial statements audited or reviewed by an independent public accountant. The SEC has said that it will continue accepting financial statements audited by Arthur Andersen on an interim basis so long as a reasonable effort is made to have Arthur Andersen reissue its reports and to obtain a manually signed accountant's report from Arthur Andersen. Arthur Andersen has informed us that it is no longer able to reissue its audit reports because both the partner and the audit manager who was assigned to our account have left the firm. In addition, Arthur Andersen is unable to perform procedures to assure the continued accuracy of its report on our consolidated financial statements as of December 29, 2000 and December 28, 2001, and for the fiscal years then ended. Arthur Andersen will also be unable to perform such procedures or to provide other information, or documents that would customarily be received by us or the initial purchasers in connection with financings or other transactions, including consents and "comfort" letters. As a result, we may encounter delays, additional expense and other difficulties in future financings. Any resulting delay in accessing or inability to access the public capital markets could have a material adverse effect on our business, operating results and financial condition.

      In addition, Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," (SFAS No. 144) addresses financial accounting and reporting for the impairment or disposal of long-lived assets and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. SFAS 144 broadens the scope of defining discontinued operations. In the event that we have discontinued operation in the future that requires to present discontinued operations for fiscal years audited by Arthur Andersen, we would likely be required to have such fiscal years audited by another accounting firm as Arthur Andersen is unable to reissue their audit opinion for those fiscal years. As a result, we may encounter delays, additional expense and other difficulties in filing our registration statement for the notes and other difficulties in future financings. Any resulting delay in accessing or inability to access public markets could have a material adverse effect on our business, financial condition or results of operations. In addition, we cannot assure you that each required reaudit will not result in changes to our financial statements for such fiscal years.

                         Risks Related to this Offering

THE PRICE OF THE NOTES MAY FLUCTUATE SIGNIFICANTLY AS A RESULT OF THE VOLATILITY OF THE PRICE FOR OUR COMMON STOCK.

      Because the notes are convertible into shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes. In addition, if you convert any notes into common stock, the value of the common stock you receive may fluctuate significantly. The volatility of the market price of our common stock could adversely affect our stockholders. The market price of our common stock has been, and may continue to be, relatively volatile. During 2003, the highest closing sales price of our stock was $8.76 on September 18, 2003 and the lowest closing sales price of our stock was $2.76 on March 14. The high and low closing sales prices of our common stock were $10.75 and $1.11 in 2002 and $25.00 and $4.85 in 2001. Factors which may affect the market price for our common stock include:

      o actual or anticipated variations in our quarterly operating results or financial condition or in those of our competitors or customers;

      o announcements by us or our competitors of new and enhanced products or acquisitions of new businesses;

      o market conditions or trends in our industry or the industries of our customers;

      o  developments or disputes concerning proprietary rights;

      o introduction of technologies or product enhancements by others that reduce the need for our products;

      o  changes in financial estimates by securities analysts;

      o  general economic and political conditions;

      o  unexpected departures of key personnel;

      o  changes in the market valuations of our competitors or customers;

      o the sale of a large amount of our common stock by our largest shareholders;

      o preferred stock that we may issue could have other rights, including economic rights, senior to our common stock, so that the issuance of such preferred stock could adversely affect the market value of our common stock and could also have the effect of delaying, deferring or preventing a change of control of our company without any action by the common stockholders; and

      o  the other risk factors listed in this section.

THE NOTES ARE SUBORDINATED. YOU WILL RECEIVE PAYMENT ON YOUR NOTES ONLY IF WE HAVE FUNDS REMAINING AFTER WE HAVE PAID ANY EXISTING AND FUTURE SENIOR INDEBTEDNESS.

      The notes are unsecured and subordinated in right of payment to all of our existing and future senior indebtedness, which includes our indebtedness under our secured senior credit facility and all indebtedness not expressly subordinated to the notes. As of August 27, 2003, we had approximately $10 million of senior indebtedness outstanding. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes.

THE NOTES ARE EFFECTIVELY SUBORDINATED TO THE LIABILITIES OF OUR SUBSIDIARIES.

      Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claim of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. As of August 27, 2003, our subsidiaries had approximately $101.3 million of liabilities outstanding.

AN ACTIVE TRADING MARKET FOR THE NOTES MAY NOT DEVELOP AND THE MARKET PRICE OF THE NOTES MAY DECLINE OR YOU MAY NOT BE ABLE TO SELL YOUR NOTES.

      The notes comprise a new issue of securities for which there is currently no public market. The notes are eligible for trading in The PORTAL Market. However, the notes are not listed, and we do not intend to list the notes, on any national securities exchange or automated quotation system. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price of our common stock, our performance and other factors. Lehman Brothers has advised us that it presently is making a market in the notes. However, Lehman Brothers is not obligated to make a market and may discontinue this market activity at any time without notice. As a result, we do not know whether an active trading market will develop for the notes. To the extent that an active trading market does not develop, the price at which you may be able to sell the notes, if at all, may be less than the price you pay for them.

INCREASED LEVERAGE AS A RESULT OF OUR INITIAL SALE OF THE NOTES MAY HARM OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

      At August 27, 2003, we had approximately $100 million of outstanding debt as reflected in our balance sheet. We may incur additional indebtedness in the future and the notes do not restrict our future issuance of indebtedness. Our level of indebtedness will have several important effects on our future operations, including, without limitation:

      o a portion of our cash flow from operations will be dedicated to the payment of any interest required with respect to outstanding indebtedness;

      o increases in our outstanding indebtedness and leverage will increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure; and

      o depending on the levels of our outstanding indebtedness, our ability to obtain additional financing for working capital, capital expenditures, general corporate and other purposes may be limited.

      Our ability to make payments of principal and interest on our indebtedness depends upon our future performance, which will be subject to the success of the marketing of our products, general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. If we are not able to generate sufficient cash flow from operations in the future to service our indebtedness, we may be required, among other things:

      o  to seek additional financing in the debt or equity markets;

      o to refinance or restructure all or a portion of our indebtedness, including the notes;

      o  to sell selected assets; and/or

      o to reduce or delay planned expenditures on development and commercialization activities.

      Such measures might not be sufficient to enable us to service our debt. In addition, any such financing, refinancing or sale of assets might not be available on economically favorable terms.

THE NOTES DO NOT CONTAIN RESTRICTIVE COVENANTS, AND THERE IS LIMITED PROTECTION IN THE EVENT OF A CHANGE OF CONTROL.

      The indenture under which the notes were issued does not contain restrictive covenants that would protect you from several kinds of transactions that may adversely affect you. In particular, the indenture does not contain covenants that will limit our ability to pay dividends or make distributions on or redeem our capital stock or limit our ability to incur additional indebtedness and, therefore, may not protect you in the event of a highly leveraged transaction or other similar transaction. In addition, the requirement that we offer to repurchase the notes upon a change of control is limited to the transactions specified in the definition of a "change of control" under "Description of Notes -- Repurchase at Option of Holders Upon a Change of Control." Accordingly, we could enter into certain transactions, such as acquisitions, refinancings or a recapitalization, that could affect our capital structure and the value of our common stock but would not constitute a change of control. In addition, a "change of control" would be an event of default under our senior credit agreement, giving our lender the right to accelerate the obligations due under our senior credit facility.

WE MAY NOT HAVE SUFFICIENT FUNDS TO REPURCHASE NOTES UPON A CHANGE OF CONTROL.

      Should a "change of control" occur, no assurance can be given that we will have sufficient funds available to purchase notes which are tendered for repurchase. A failure by us to repurchase tendered notes will constitute an event of default under the indenture.

WE HAVE NEVER PAID ANY DIVIDENDS ON OUR COMMON STOCK.

      To date, we have not paid any cash dividends on our common stock. We presently intend to retain all of our earnings for use in our business and do not anticipate paying cash dividends in the foreseeable future. In addition, the payment of dividends is currently prohibited by our senior credit facility.

IF WE PAY CASH DIVIDENDS ON OUR COMMON STOCK, YOU MAY BE DEEMED TO HAVE RECEIVED A TAXABLE DIVIDEND WITHOUT THE RECEIPT OF ANY CASH.

      If we pay a cash dividend on our common stock, and an adjustment to the conversion price results, you will be deemed to have received a taxable dividend subject to U.S. federal income tax, to the extent of our current or accumulated earnings and profits, without the receipt of any cash. See "United States Federal Income Tax Consequences -- Constructive Dividends."

OUR STOCKHOLDERS COULD BE DILUTED IF WE ISSUE OUR SHARES SUBJECT TO OPTIONS, WARRANTS, CONVERTIBLE NOTES OR PAYMENT OF MATCHING CONTRIBUTIONS UNDER OUR 401(k) PLAN.

      As of August 27, 2003, we had reserved the following shares of our common stock for issuance:

      o 1,550,000 shares issuable upon exercise of outstanding warrants held by Finestar International Limited, which are subject to anti-dilution provisions that provide for adjustments to the exercise price of the warrants for issuances of additional securities below certain prices (see "Description of Capital Stock -- Warrant");

      o 6,765,800 shares reserved for grant and issuance under outstanding stock option plans; and

      o 704,465 shares for the purpose of making matching contributions under our 401(k) plan.

      We may grant additional options or warrants or issue shares as matching contributions under our 401(k) plan in the future. To the extent such options or warrants are exercised or such shares are issued, the interest of holders of our common stock will be diluted.

                       RATIO OF EARNINGS TO FIXED CHARGES

The following table show the ratio of earnings to fixed charges for the periods indicated:

                                                  Fiscal Years Ended
                         ----------------------------------------------------------------------
  Twenty-Six Weeks       December 27,     December    December 29,     December    January 1,
ended June 27, 2003          2002         28, 2001        2000         31, 1999       1999
---------------------    -------------- ------------- -------------- ------------- ------------
       --                   --             --             11.2x         16.3x         9.2x

The ratio of earnings to fixed charges is computed by dividing fixed charges into net earnings (loss) before income tax provision (benefit) plus fixed charges. Fixed charges consist of interest expense and that portion of rent expense deemed to represent interest. The deficiencies of net earnings to cover fixed charges for the twenty-six week period ended June 27, 2003 and for the years ended December 27, 2002 and December 28, 2001 were $13.2 million, $127.6 million and $39.3 million, respectively.

                                 USE OF PROCEEDS

We will not receive any proceeds from the sale by any selling securityholder of the notes or the shares of common stock issuable upon conversion of the notes.


                             SELLING SECURITYHOLDERS

We originally issued the notes in a private placement in August 2003 to Lehman Brothers Inc. and Stephens Inc. (the "Initial Purchasers"). The notes were resold by the Initial Purchasers to qualified institutional buyers under Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. Selling securityholders may offer and sell the notes and the underlying shares of common stock pursuant to this prospectus.

The following table contains information as of September 22, 2003, with respect to the selling securityholders and the principal amount of notes and the underlying shares of common stock beneficially owned by each of the selling securityholders that may be offered using this prospectus.

------------------------------------------------------------------------------------------------------------
                      PRINCIPAL                  NUMBER OF
                      AMOUNT OF                  SHARES OF       NUMBER OF
                        NOTES                   COMMON STOCK     SHARES OF     PERCENTAGE OF COMMON STOCK
                    BENEFICIALLY   PERCENTAGE   BENEFICIALLY    COMMON STOCK    TO BE BENEFICIALLY OWNED
                   OWNED THAT MAY  OF NOTES    OWNED PRIOR TO   THAT MAY BE   AFTER COMPLETION OF OFFERING
     NAME(1)           BE SOLD     OUTSTANDING   OFFERING(2)      SOLD(3)                  (4)
------------------------------------------------------------------------------------------------------------
Acuity Master        1,000,000       1.1%              --        124,008                   --
  Fund, Ltd.
Aftra Health Fund       75,000       0.1               --          9,301                   --
AIG DKR
  SoundShore
  Holdings Fund
  Ltd.               1,171,000       1.3               --        145,213                   --
AIG DKR
  SoundShore
  Opportunity
  Holding Fund
  Ltd.                 824,000       0.9               --        102,183                   --
AIG DKR
  SoundShore
  Strategic
  Holding Fund
  Ltd.                 505,000       0.6               --         62,624                   --
Arkansas Teachers
  Retirement         3,305,000       3.7               --        409,846                   --
B.C. McCabe
  Foundation           175,000       0.2               --         21,701                   --

------------------------------------------------------------------------------------------------------------
                      PRINCIPAL                  NUMBER OF
                      AMOUNT OF                  SHARES OF       NUMBER OF
                        NOTES                   COMMON STOCK     SHARES OF     PERCENTAGE OF COMMON STOCK
                    BENEFICIALLY   PERCENTAGE   BENEFICIALLY    COMMON STOCK    TO BE BENEFICIALLY OWNED
                   OWNED THAT MAY  OF NOTES    OWNED PRIOR TO   THAT MAY BE   AFTER COMPLETION OF OFFERING
     NAME(1)           BE SOLD     OUTSTANDING   OFFERING(2)      SOLD(3)                  (4)
------------------------------------------------------------------------------------------------------------
Baptist Health of
  South Florida        450,000       0.5          --               55,804                   --
Barclays Global
  Investors
  Diversified
  Alpha Plus Funds      80,000       0.1          --                9,921                   --
BNP Paribas
  Equity
  Strategies, SNC      812,000       0.9          7,980           100,694                    *
Boilermakers
  Blacksmith
  Pension Trust      1,200,000       1.3          --              148,810                   --
Calamos Market
  Neutral Fund -
  Calamos
  Investment Trust   3,000,000       3.3          --              372,024                   --
CNH CA Master
  Account, L.P.        500,000       0.6          --               62,004                   --
CooperNeff
  Convertible
  Strategies
  (Cayman) Master
  Fund L.P.            882,000       1.0          --              109,375                   --
Deephaven Domestic
  Convertible
  Trading Ltd.         984,000       1.1          --              122,024                   --
Delaware PERS        1,350,000       1.5          --              167,411                   --
Engineers Joint
  Pension Fund         310,000       0.3          --               38,442                   --
F.R. Convert.
  Sec. Fn.             140,000       0.2          --               17,361                   --
Forest Fulcrum
  Fund LP              228,000       0.3          --               28,274                   --
Forest Global
  Convertible
  Fund, Ltd.
  Class A-5            773,000       0.9          --               95,858                   --
Forest
  Multi-Strategy
  Master Fund SPC      218,000       0.2          --               27,034                   --
Grace Convertible
  Arbitrage Fund,
  Ltd.               2,500,000       2.8          --              310,020                   --
Highbridge
  International
  LLC                7,500,000       8.3          --              930,060                   --
ICI American
  Holdings Trust       310,000       0.3          --               38,442                   --
ING Convertible
  Bond Fund          1,970,000       2.2          --              244,296                   --
ING VP
  Convertible
  Portfolio             30,000       0.0          --                3,720                   --
Innovest
  Finanzdienstle       600,000       0.7          --               74,405                   --
Key Span
  Foundation            55,000       0.1          --                6,820                   --
Lehman Brothers
  Inc.              10,825,000      12.0          --            1,342,386                   --

                                                 16

------------------------------------------------------------------------------------------------------------
                      PRINCIPAL                  NUMBER OF
                      AMOUNT OF                  SHARES OF       NUMBER OF
                        NOTES                   COMMON STOCK     SHARES OF     PERCENTAGE OF COMMON STOCK
                    BENEFICIALLY   PERCENTAGE   BENEFICIALLY    COMMON STOCK    TO BE BENEFICIALLY OWNED
                   OWNED THAT MAY  OF NOTES    OWNED PRIOR TO   THAT MAY BE   AFTER COMPLETION OF OFFERING
     NAME(1)           BE SOLD     OUTSTANDING   OFFERING(2)      SOLD(3)                  (4)
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
LLT Limited             71,000       0.1          --                8,805                   --
Lord Abbett
  America's Value
  Fund                 700,000       0.8          --               86,806                   --
Lord Abbett Bond
  Debenture Fund
  Inc.               4,750,000       5.3          --               589,038                  --
Lord Abbett
  Investment
  Trust - L.A.
  Convertible Fund     200,000       0.2          --                24,802                  --
Lord Abbett
  Series Fund -
  America's Value
  Portfolio             10,000       0.0          --                 1,240                  --
Lord Abbett
  Series Fund -
  Bond Debenture
  Portfolio            200,000       0.2          --                24,802                  --
Lyxor/Convertible
  Arbitrage Fund
  Limited               56,000       0.1          --                 6,944                  --
Lyxor/Forest Fund
  Ltd.                 385,000       0.4          --                47,743                  --
Mainstay
  Convertible Fund   1,610,000       1.8          --               199,653                  --
Mainstay VP
  Convertible Fund     725,000       0.8          --                89,906                  --
Met Investors
  Series
  Trust-America's
  Value                 15,000       0.0          --                 1,860                  --
Met Investors
  Series
  Trust-Bond
  Debenture          1,900,000       2.1          --               235,615                  --
National Bank of
  Canada             3,000,000       3.3          --               372,024                  --
National Fuel Gas
  Co. Retirement
  Plan                 135,000       0.2          --                16,741                  --
New York Life
  Insurance
  Company (Post
  82)                1,750,000       1.9          --               217,014                  --
New York Life
  Insurance
  Company (Pre 82)     805,000       0.9          --                99,826                  --
New York Life
  Separate A/C #7       35,000       0.0          --                 4,340                  --
Nicholas
  Applegate
  Capital
  Management
  Convertible
  Mutual Fund          565,000       0.6          --                70,064                  --
Oxford, Lord
  Abbett & Co.       1,500,000       1.7          --               186,012                  --
Performance Capital
  Group LLC          1,000,000       1.1          --               124,008                  --

------------------------------------------------------------------------------------------------------------
                      PRINCIPAL                  NUMBER OF
                      AMOUNT OF                  SHARES OF       NUMBER OF
                        NOTES                   COMMON STOCK     SHARES OF     PERCENTAGE OF COMMON STOCK
                    BENEFICIALLY   PERCENTAGE   BENEFICIALLY    COMMON STOCK    TO BE BENEFICIALLY OWNED
                   OWNED THAT MAY  OF NOTES    OWNED PRIOR TO   THAT MAY BE   AFTER COMPLETION OF OFFERING
     NAME(1)           BE SOLD     OUTSTANDING   OFFERING(2)      SOLD(3)                  (4)
------------------------------------------------------------------------------------------------------------
Phoenix-Lord
  Abbett Bond
  Debenture Series      30,000       0.0          --                 3,720                  --
Pilot Advisors, L.P. 1,400,000       1.6          426,000          173,611                   *
Privilege
  Portfolio SICAV
  (Cudd & Co)        2,500,000       2.8          --               310,020                  --
Prudential
  Insurance Co.
  of America            80,000       0.1          --                 9,921                  --
Relay 11 Holdings
  Co.                   51,000       0.1          --                 6,324                  --
Roszel/Lord
  Abbett Bond
  Debenture
  Portfolio             25,000       0.0          --                 3,100                  --
San Diego City
  Retirement           670,000       0.7          --                83,085                  --
San Diego County
  Convertible        1,430,000       1.6          --               177,331                  --
Singlehedge U.S.
  Convertible
  Arbitrage Fund
  L.P.                 134,000       0.1          --                16,617                  --
Sphinx
  Convertible
  Arbitrage SPC         46,000       0.1          --                 5,704                  --
State of
  Oregon/Equity      4,265,000       4.7          --               528,894                  --
Sturgeon Limited       116,000       0.1          --                14,385                  --
Susquehanna
  Capital Group      5,000,000       5.6          --               620,040                  --
Syngenta AG            230,000       0.3          --                28,522                  --
Total Fine Elf
  Finance U.S.A.
  Inc.                 220,000       0.2          --                27,282                  --
Univest
  Convertible
  Arbitrage Fund
  Ltd.                  40,000       0.0          --                 4,960                  --
Wake Forest
  University           435,000       0.5          --                53,943                  --
Wyoming State
  Treasurer            735,000       0.8          --                91,146                  --
Xavex Convertible
  Arbitrage 4 Fund      38,000       0.0          --                 4,712                  --
Zeneca Holdings
  Trust                425,000       0.5          --                52,703                  --
Zurich
  Institutional
  Benchmarks
  Master Fund        2,500,000       2.8          --               310,020                  --
Zurich
  Institutional
  Benchmarks
  Master Fund Ltd.      86,000       0.1          --                10,665                  --
All other holders
  of Notes           8,360,000       9.2          --             1,036,706                  --
                   -----------       ---          -------       ----------                  ---

------------------------------------------------------------------------------------------------------------
                      PRINCIPAL                  NUMBER OF
                      AMOUNT OF                  SHARES OF       NUMBER OF
                        NOTES                   COMMON STOCK     SHARES OF     PERCENTAGE OF COMMON STOCK
                    BENEFICIALLY   PERCENTAGE   BENEFICIALLY    COMMON STOCK    TO BE BENEFICIALLY OWNED
                   OWNED THAT MAY  OF NOTES    OWNED PRIOR TO   THAT MAY BE   AFTER COMPLETION OF OFFERING
     NAME(1)           BE SOLD     OUTSTANDING   OFFERING(2)      SOLD(3)                  (4)
------------------------------------------------------------------------------------------------------------
  TOTALS           $90,000,000       100%         433,980(5)    11,160,714                    *
                   ===========       ===          ==========    ==========                  ===

----------
*  Less than 1%

(1) Information about other selling securityholders will be set forth in prospectus supplements, if required.

(2) Shares in this column do not include shares of common stock issuable upon conversion of the notes as listed in the column to the right.

(3) Assumes conversion of all of the holder's notes at a conversion price of $8.064 per share of common stock. However, this conversion price will be subject to adjustment as described under "Description of Notes -- Conversion Rights." As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

(4) Calculated based on 38,706,600 shares of common stock outstanding as of August 27, 2003 plus the number of shares issuable upon conversion of the notes. Represents the percentage of common stock that will be held by the selling securityholders after completion of this offering based on the assumption that all shares registered for sale hereby will be sold. However, the selling securityholders may offer all, some or none of the shares pursuant to this prospectus.

(5) Assumes that all other holders of notes do not beneficially own any shares of our common stock other than shares issuable upon conversion of the notes.

We prepared this table based upon the information supplied to us by the selling securityholders named in the table.

The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table is presented. Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements, if required.

Because the selling securityholders may offer all or some of their notes or the underlying shares of common stock from time to time, we cannot estimate the amount of the notes or underlying shares of common stock that will be held by the selling securityholders upon the termination of any particular offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the notes and the underlying shares of common stock offered by this prospectus. The notes and the underlying shares of common stock may be sold from time to time to purchasers:

     o    directly by the selling securityholders; or

     o through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying shares of common stock.

The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying shares of common stock may be deemed to be "underwriters." As a result, any profits on the sale of the notes and underlying shares of common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

If the notes and underlying shares of common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

The notes and underlying shares of common stock may be sold in one or more transactions at:

     o    fixed prices;

     o    prevailing market prices at the time of sale;

     o    varying prices determined at the time of sale; or

     o    negotiated prices.

These sales may be effected in transactions:

     o on any national securities exchange or quotation service on which the notes and underlying shares of common stock may be listed or quoted at the time of the sale, including the Nasdaq Stock Market in the case of the shares of common stock;

     o    in the over-the-counter market;

     o in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

     o    through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sales of the notes and underlying shares of common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and underlying shares of common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying shares of common stock short and deliver notes and underlying shares of common stock to close out short positions, or loan or pledge notes and underlying shares of common stock to broker-dealers that, in turn may sell the notes and underlying shares of common stock.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying shares of common stock by the selling securityholders. There is no assurance that any selling securityholders will sell any or all of the notes and the underlying shares of common stock offered by them pursuant to this prospectus. Any notes or underlying shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying shares of common stock by other means not described in this prospectus.

Our shares of common stock trade on the Nasdaq Stock Market under the symbol "ATSN." We cannot assure you as to the development of liquidity or any trading market for the notes. See "Risk Factors -- An active trading market for the notes may not develop and the market price of the notes may decline or you may not be able to sell your notes."

The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying shares of common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying shares of common stock to engage in market-making activities with respect to the particular notes and the underlying shares of common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying shares of common stock.

Pursuant to the registration rights agreement (the "Registration Rights Agreement") that we entered into with the Initial Purchasers on August 13, 2003 and that is filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities. Additionally, pursuant to the purchase agreement that we entered into with the Initial Purchasers on August 7, 2003 and that is filed as an exhibit to this registration statement, we agreed to indemnify the Initial Purchasers and their affiliates for certain liabilities arising under the Securities Act, including any untrue statement or alleged untrue statement of material fact, or the omission thereof, in any of the offering or marketing materials provided to the investors of the notes.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the underlying shares of common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                              DESCRIPTION OF NOTES

     The 5.50% Convertible Senior Subordinated Notes due August 15, 2010 were issued under an indenture, dated August 13, 2003, between us and The Bank of New York, as trustee (the "Indenture"). The terms of the notes include those provided in the Indenture, the notes and those provided in the Registration Rights Agreement, which we entered into with the Initial Purchasers. The following description is only a summary of the material provisions of the notes, the Indenture and the Registration Rights Agreement. We urge you to read these documents in their entirety because they, and not this description, will define your rights as holders of these notes. You may request copies of these documents at our address set forth above under the caption "Prospectus Summary."

     When we refer to Artesyn, "we," "our" or "us" in this section, we refer only to Artesyn Technologies, Inc., a Florida corporation, and not its subsidiaries.


BRIEF DESCRIPTION OF THE NOTES

     The notes are:

     o unsecured senior subordinated obligations, ranking equally with all of our future senior subordinated indebtedness and senior in right of payment to our future subordinated indebtedness, but as indebtedness of Artesyn, the notes will be effectively subordinated to all existing and future secured indebtedness to the extent of the value of the related security and to all existing and future indebtedness and liabilities of our subsidiaries;
     o convertible into our common stock at an initial conversion price of $8.064 per share, subject to adjustment as described below under "-- Conversion Rights";
     o redeemable at our option in whole or in part beginning on August 15, 2008 upon the terms set forth under "-- Optional Redemption by Artesyn";
     o subject to repurchase by us at your option if a change of control occurs as set forth below under "-- Repurchase at Option of Holders Upon a Change of Control"; and
     o due on August 15, 2010, unless earlier converted, redeemed by us at our option or repurchased by us at your option.

     The Indenture does not contain any financial covenants and will not restrict us or our subsidiaries from paying dividends, incurring additional debt or issuing or repurchasing our other securities. In addition, the Indenture will not protect you in the event of a highly leveraged transaction or a change in control of Artesyn except to the extent described below under "-- Repurchase at Option of Holders Upon a Change of Control."

     No sinking fund is provided for the notes. The notes are not subject to defeasance. The notes are issued only in registered form in denominations of

$1,000 and any integral multiple of $1,000 above that amount. No service charge will be made for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     You may present definitive notes for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be the office or agency of the trustee in New York City. For information regarding conversion, registration of transfer and exchange of global notes, see "-- Form, Denomination and Registration."

INTEREST

     The notes bear interest from August 13, 2003 at the rate of 5.50% per year. We will pay interest semiannually in arrears on February 15 and August 15 of each year to the holders of record at the close of business on the preceding February 1 and August 1, respectively, beginning February 15, 2004. There are two exceptions to the preceding sentence:

     o In general, we will not pay accrued and unpaid interest on any note that is converted into our common stock. See "--Conversion Rights-- Conversion Procedures"; and
     o We will pay interest to a person other than the holder of record on the relevant record date if we redeem, or holders elect to require us to repurchase, the notes on a date that is after the record date and on or prior to the corresponding interest payment date. In this instance, we will pay accrued and unpaid interest on the notes being redeemed to, but excluding, the redemption date or repurchase date, as the case may be, to the same person to whom we will pay the principal of those notes.

     We will pay the principal of, interest on, and any additional amounts due in respect of the global notes to DTC in immediately available funds.

     In the event definitive notes are issued, we will pay interest and any additional amount due on:

     o definitive notes having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of those notes;
     o definitive notes having an aggregate principal amount of more than $5,000,000 by wire transfer in immediately available funds if requested by holder of those notes and trustee has been provided wire transfer instructions at least 15 days prior to the applicable payment date; and
     o at maturity, we will pay the principal of and interest on the definitive notes at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

     Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

CONVERSION RIGHTS

     General
     -------

     You may convert any outstanding notes (or portions of outstanding notes) into our common stock, initially at the conversion price of $8.064 per share, equal to a conversion rate of approximately 124.0079 shares per $1,000 principal amount of notes. The conversion price will be subject to adjustment as described below under "-- Conversion Price Adjustments." We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash to you in an amount equal to the market value of that fractional share based upon the closing sale price of our common stock on the trading day immediately preceding the conversion date. You may convert notes only in denominations of $1,000 and whole multiples of $1,000.

     You may exercise conversion rights at any time prior to the close of business on the business day prior to the final maturity date of the notes. However, if you are a holder of notes that have been called for redemption, you must exercise your conversion rights prior to the close of business on the second business day preceding the redemption date, unless we default in payment of the redemption price on the redemption date. In addition, if you have exercised your right to require us to repurchase your notes because a change of control has occurred, you may convert your notes into our common stock only if you withdraw your notice and convert your notes prior to the close of business on the business day immediately preceding the change of control repurchase date.

     Conversion Procedures
     ---------------------

     Except as provided below, if you convert your notes into our common stock on any day other than an interest payment date, you will not receive any interest that has accrued on these notes since the prior interest payment date. By delivering to the holder the number of shares issuable upon conversion, determined by dividing the principal amount of the notes being converted by the conversion price, together with a cash payment, if any, in lieu of fractional shares, we will satisfy our obligation with respect to the converted notes. That is, accrued but unpaid interest will be deemed to be paid in full rather than canceled, extinguished or forfeited.

     If you convert after a record date for an interest payment but prior to the corresponding interest payment date, you will receive on the interest payment date interest accrued and paid on such notes, notwithstanding the conversion of such notes prior to such interest payment date, because you will have been the holder of record on the corresponding record date. However, at the time you surrender such notes for conversion, you must pay us an amount equal to the interest that has accrued and will be paid on the notes being converted on the interest payment date. The preceding sentence does not apply, however, to a holder that converts, after a record date for an interest payment date but prior to the corresponding interest payment date, notes that we call for redemption prior to such conversion on a redemption date that is on or prior to the third business day after such interest payment date. Accordingly, if we call your notes for redemption on a date that is after a record date for an interest payment date but on or prior to the third business day after the corresponding interest payment date, and prior to the redemption date you choose to convert your notes, you will receive on the date that has been fixed for redemption the amount of interest you would have received if you had not converted your notes.

     You will not be required to pay any transfer taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any transfer tax or duties which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than yours. Certificates representing shares of common stock will be issued or delivered only after all applicable transfer taxes and duties, if any, payable by you have been paid.

     To convert interests in a global note, you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC's conversion program.

     To convert a definitive note, you will be required to:

     o complete the conversion notice on the back of the note (or a facsimile of it);
     o deliver the completed conversion notice and the notes to be converted to the specified office of the conversion agent;
     o pay all funds required, if any, relating to interest on the notes to be converted to which you are not entitled, as described in the second preceding paragraph; and
     o pay all transfer taxes or duties, if any, as described in the preceding paragraph.

      The conversion date will be the date on which all of the foregoing requirements have been satisfied. The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. We will deliver, or cause to be delivered, to you a certificate for the number of shares of common stock into which the notes are converted (and cash in lieu of any fractional shares) as soon as practicable on or after the conversion date.

     Conversion Price Adjustments
     ----------------------------

     We will adjust the initial conversion price for certain events, including:

     (1) issuances of our common stock as a dividend or distribution on our common stock;

     (2) certain subdivisions, combinations or reclassifications of our common stock;

     (3) issuances to all or substantially all holders of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the current market price of our common stock;

     (4) distributions to all or substantially all holders of our common stock of shares of our capital stock (other than our common stock), evidences of our indebtedness or assets (including securities, but excluding:

     o    the rights and warrants referred to in paragraph (3) above;
     o any dividends and distributions in connection with a reclassification, consolidation, merger, statutory share exchange, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the fourth succeeding paragraph;
     o    any dividends or distributions paid exclusively in cash; or
     o    common stock distributions referred to in paragraph (1) above);

     (5) dividends or other distributions consisting exclusively of cash to all or substantially all holders of our common stock, other than dividends or distributions made in connection with our liquidation, dissolution or winding-up; and

     (6) purchases of our common stock pursuant to a tender offer or exchange offer made by us or any of our subsidiaries to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

      We will not make any adjustment if holders may participate in the transaction or in certain other cases. In cases where the fair market value of assets, debt securities or certain rights, warrants or options to purchase our securities, applicable to one share of common stock, distributed to stockholders:

      o equals or exceeds the average closing price of the common stock over the ten consecutive trading period ending on the record date for such distribution, or

      o such average closing price exceeds the fair market value of such assets, debt securities or rights, warrants or options so distributed by less than $1.00,

rather than being entitled to an adjustment in the conversion price, the holder of a note will be entitled to receive upon conversion, in addition to the shares of common stock, the kind and amount of assets, debt securities or rights, warrants or options comprising the distribution that such holder would have received if such holder had converted such notes immediately prior to the record date for determining the shareholders entitled to receive the distribution.

      We will not make an adjustment in the conversion price unless such adjustment would require a change of at least 1% in the conversion price then in effect at such time. We will carry forward and take into account in any subsequent adjustment any adjustment that would otherwise be required to be made. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

      In the event that we distribute shares of capital stock of a subsidiary of ours, the conversion price will be adjusted, if at all, based on the market value of the subsidiary stock so distributed relative to the market value of our common stock, in each case over a measurement period following the distribution.

      If we:

      o reclassify or change our common stock (other than changes resulting from a subdivision or combination); or
      o consolidate or combine with or merge into any person or sell or convey to another person all or substantially all of our property and assets,

and the holders of our common stock receive stock, other securities or other property or assets, including cash or any combination thereof) with respect to or in exchange for their common stock, each outstanding note will, without the consent of any holders of notes, become convertible only into the consideration the holders of notes would have received if they had converted their notes immediately prior to such reclassification, change, consolidation, merger, statutory share exchange, combination, sale or conveyance. We may not become a party to any such transaction unless its terms are consistent with the foregoing.

      If a taxable distribution to holders of our common stock or other transaction occurs which results in any adjustment of the conversion price (including an adjustment at our option), you may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. For example, you will be deemed to have received a constructive distribution from us to the extent of any change in the conversion rate of the notes made to compensate you for cash dividends paid to holders of our common stock. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our common stock. See "United States Federal Income Tax Consequences."

      We may from time to time, to the extent permitted by law, reduce the conversion price of the notes by any amount for any period of at least 20 days. In that case, we will give at least 15 days' notice of such decrease. We may make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

      If we adjust the conversion price pursuant to the above provisions, we will issue a press release through Dow Jones & Company, Inc., Business Wire or Bloomberg Business News containing the relevant information and make this information available on our web site or through another public medium as we may use at that time.

      Subordination
      -------------

      The payment of principal, interest and premium on the notes will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all senior indebtedness of Artesyn, including senior indebtedness incurred after the date the notes are issued.

      Upon any distribution to creditors of Artesyn in a liquidation or dissolution of Artesyn or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Artesyn or its property, an assignment for the benefit of creditors or any marshalling of Artesyn's assets and liabilities, the holders of senior indebtedness will be entitled to receive payment in full in cash of all obligations due in respect of such senior indebtedness (including interest after the commencement of any such proceeding at the rate specified in the applicable senior indebtedness, whether or not an allowable claim in any such proceeding) before the holders of notes will be entitled to receive any payment with respect to the notes, and until all obligations with respect to senior indebtedness are paid in full, any distribution to which the holders of notes would be entitled shall be made to the holders of senior indebtedness.

      Artesyn also may not make any payment upon or in respect of the notes if:

      o a default in the payment of the principal of, premium, if any, or interest on designated senior indebtedness occurs and is continuing; or

      o any other default occurs and is continuing with respect to designated senior indebtedness that permits holders of the designated senior indebtedness as to which such default relates to accelerate its maturity (or that would permit such holders to accelerate with the giving of notice or the passage of time or both) and the trustee receives a notice of such default (a "Payment Blockage Notice") from Artesyn or the holders of any designated senior indebtedness.

      Payments on the notes may and shall be resumed:

      o in the case of a payment default, upon the date on which such default is cured or waived; and
      o in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any designated senior indebtedness has been accelerated.

      No new period of payment blockage may be commenced unless and until:

      o 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice; and
      o all scheduled payments of principal, interest and premium on the notes that have come due have been paid in full in cash.

      No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been waived for a period of not less than 90 days.

      The Indenture further requires that Artesyn promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an Event of Default.

      As a result of the subordination provisions described above, in the event of a liquidation or insolvency, holders of notes may recover less ratably than creditors of Artesyn who are holders of senior indebtedness. See "Risk Factors -- The notes are subordinated. You will receive payment on your notes only if we have funds remaining after we have paid any existing and future senior indebtedness." There was approximately $10 million of senior indebtedness outstanding at August 27, 2003.

       "senior indebtedness"  means:

       o all obligations outstanding under our existing senior credit facility and all Indebtedness of Artesyn outstanding under any other credit facilities and all hedging obligations with respect thereto;
       o any other Indebtedness permitted to be incurred by Artesyn under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes; and
       o all principal, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization, whether or not a claim for post-filing interest is allowed in such proceeding), premium, penalties, fees, charges, expenses, indemnification, reimbursement obligations, damages, guarantees and other liabilities or amounts payable under the documentation governing any Indebtedness referred to above.

      Notwithstanding anything to the contrary in the foregoing, senior indebtedness will not include:

       o any liability for federal, state, local or other taxes owed or owing by Artesyn;
       o any Indebtedness of Artesyn to any of its subsidiaries or other affiliates;
       o   any trade payables; or
       o   any Indebtedness that is incurred in violation of the Indenture.

      The notes will rank equally with any future senior subordinated indebtedness, and will be senior in right of payment to future subordinated indebtedness of Artesyn.

      "Indebtedness" means, with respect to any person, any indebtedness of such person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing capital lease obligations or the balance deferred and unpaid of the purchase price of any property or representing any hedging obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and hedging obligations) would appear as a liability upon a balance sheet of such person prepared in accordance with GAAP, as well as all indebtedness of others secured by a lien on any assets of such person (whether or not such indebtedness is assumed by such person) and, to the extent not otherwise included, the guarantee by such person of any indebtedness of any other person.

      "designated senior indebtedness" means (1) the obligations outstanding under our existing senior credit facility and any senior indebtedness outstanding under any other credit facility and (2) any other senior indebtedness permitted under the Indenture, the principal amount of which is $25.0 million or more and that has been designated by Artesyn as "designated senior indebtedness." The Indenture does not restrict the creation of senior indebtedness or any other indebtedness in the future. For information concerning our potential incurrence of additional senior indebtedness, see "Risk Factors -- The notes do not contain restrictive covenants, and there is limited protection in the event of a change of control."

      We will be obligated to pay reasonable compensation to the trustee and to indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the notes. The trustee's claims for such payments will be senior to those of holders of the notes in respect of all funds collected or held by the trustee.

OPTIONAL REDEMPTION BY ARTESYN

      We may not redeem the notes in whole or in part at any time prior to August 15, 2008. At any time on or after August 15, 2008, we may redeem some or all of the notes on at least 30 but not more than 60 days notice, at a redemption price equal to 100% of the principal amount of notes to be redeemed. In addition, we will pay interest on the notes being redeemed, including those notes which are converted into our common stock after the date the notice of the redemption is mailed and prior to the third business day after the optional redemption date. This interest will include interest accrued and unpaid to, but excluding, the optional redemption date. In this instance, we will pay accrued and unpaid interest on the notes being redeemed to, but excluding, the optional redemption date to the same person to whom we will pay the principal of these notes.

      Procedures for Partial Redemption
      ---------------------------------

      If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot or on a pro rata basis. If any notes are to be redeemed in part only, we will issue a new note or notes in principal amount equal to the unredeemed principal portion thereof. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be taken from the portion selected for redemption.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE OF CONTROL

      Repurchase Upon a Change of Control
      -----------------------------------

      If a change of control occurs, holders may require us to repurchase all of their notes not previously called for redemption, or any portion of those notes that is equal to $1,000 or a whole multiple of $1,000, at a repurchase price equal to 100% of the principal amount of the notes to be repurchased plus any accrued and unpaid interest to, but excluding, the repurchase date.

      A "change of control" will be deemed to have occurred at such time after the original issuance of the notes when any of the following has occurred:

      o the acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans; or
      o the first day on which a majority of the members of our board of directors does not consist of continuing directors; or
      o the consolidation or merger of us with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

      (1) any transaction:

          o that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; and
          o pursuant to which the holders of 50% of more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to such transaction have the right to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such issuance; and

      (2) any merger primarily for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity.

      However, a change of control will be deemed not to have occurred if:

      o the closing sale price per share of our common stock for any five trading days within:

          (i) the period of 10 consecutive trading days ending immediately after the later of the change of control or the public announcement of the change of control, in the case of a change of control under the first or second bullet point above; or

          (ii) the period of 10 consecutive trading days ending immediately before the change of control, in the case of a change of control under the third bullet point above, equals or exceeds 110% of the conversion price of the notes in effect on each such trading day; or

      o all of the consideration in the transaction or transactions (other than cash payments for fractional shares and cash payments made in respect of dissenters' appraisal rights) constituting a change of control consists of shares of common stock traded or to be traded immediately following such change of control on a national securities exchange or the Nasdaq Stock Market and, as a result of the transaction or transactions, the notes become convertible solely into such common stock (and any rights attached thereto).

      Beneficial ownership shall be determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act (except that a person shall be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition). The term "person" includes any syndicate or group which would be deemed to be a "person" under Section 13(d)(3) under the Exchange Act.

      "Continuing directors" means, as of any date of determination, any member of the board of directors of Artesyn who:

      o   was a member of the board of directors on the date of this prospectus;
          or

      o was nominated for election or elected to the board of directors with the approval of a majority of the continuing directors who were members of the board at the time of new director's nomination or election.

      The definition of "change of control" includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our properties and assets. There is no precise, established definition of the phrase "substantially all" under applicable law. In interpreting this phrase, courts, among other things, make a subjective determination as to the portion of assets conveyed, considering many factors, including the value of assets conveyed, the proportion of an entity's income derived from the assets conveyed and the significance of those assets to the ongoing business of the entity. To the extent the meaning of such phrase is uncertain, uncertainty will exist as to whether or not a change of control may have occurred and, accordingly, as to whether or not the holders of notes will have the right to require us to repurchase their notes.

      Repurchase Right Procedures
      ---------------------------

      Within 30 days after the occurrence of a change of control, we will be required to give notice to all holders of the occurrence of the change of control and of their resulting repurchase right. The repurchase date will be no later than 30 days after the date we give that notice. The notice will be delivered to the holders at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law, stating, among other things, the procedures that holders must follow to require us to repurchase their notes as described below.

      If holders have the right to cause us to repurchase their notes as described above, we will issue a press release through Dow Jones & Company, Inc., Business Wire or Bloomberg Business News containing the relevant information and make this information available on our web site or through another public medium as we may use at that time.

      To elect to require us to repurchase notes, each holder must deliver the repurchase notice so that it is received by the paying agent no later than the close of business on the second business day immediately prior to the repurchase date, unless we specify a later date, and must state certain information, including:

      o the certificate numbers of the holders' notes to be delivered for repurchase;
      o the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple of $1,000; and
      o that the notes are to be repurchased by us pursuant to the applicable provision of the Indenture.

      A holder may withdraw any repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal must state certain information, including:

      o   the principal amount of notes being withdrawn;
      o   the certificate numbers of the notes being withdrawn; and
      o the principal amount, if any, of the notes that remain subject to the repurchase notice.

      The Exchange Act requires the dissemination of certain information to security holders and that an issuer follow certain procedures if an issuer tender offer occurs, which requirements may apply if the repurchase right summarized above becomes available to holders of the notes. In connection with any offer to require us to repurchase notes as summarized above we will, to the extent applicable:

      o comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and
      o file a Schedule TO or any other required schedule or form under the Exchange Act.

      Our obligation to pay the repurchase price for notes for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the notes, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the repurchase price for the notes to be paid promptly following the later of the repurchase date or the time of delivery of the notes, together with such endorsements.

      If the paying agent holds money sufficient to pay the repurchase price of the notes for which a repurchase notice has been given on the business day following the repurchase date in accordance with the terms of the Indenture, then, immediately after the repurchase date, the notes will cease to be outstanding and interest on the notes will cease to accrue, whether or not the notes are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the notes.

      We may, to the extent permitted by applicable law and the agreements governing any of our other indebtedness at the time outstanding, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any notes so purchased by us shall be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any note surrendered to the trustee for cancellation may not be reissued or resold and will be canceled promptly.

      Limitations On Repurchase Rights
      --------------------------------

      The repurchase rights described above may not necessarily protect holders of the notes if a highly leveraged or another transaction involving us occurs that may adversely affect holders.

      Our ability to repurchase notes upon the occurrence of a change of control is subject to important limitations. The occurrence of a change of control will cause an event of default under, and may otherwise be prohibited or limited by, the terms of our existing senior credit facility and could cause an event of default under, or be prohibited or limited by, the terms of our future indebtedness. Further, we cannot assure you that, in that event, we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the notes when required following a change of control would result in an event of default under the Indenture. Any such default may, in turn, cause a default under our other indebtedness that may be outstanding at that time. In addition, our ability to repurchase notes may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and other provisions in agreements that may govern our other indebtedness outstanding at the time. The change of control repurchase provision of the notes may, in certain circumstances, make more difficult or discourage a takeover of our company. The change of control repurchase feature, however, is not the result of our knowledge of any specific effort by others to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer solicitation or otherwise or by management to adopt a series of anti-takeover provisions. Instead, the change of control purchase feature is a standard term contained in convertible securities similar to the notes.

CONSOLIDATION, MERGER, ETC.

      The Indenture provides that we may, without the consent of the holders of any of the notes, consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of our properties and assets to another person as long as, among other things:

      o the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof or the District of Columbia;
      o that person assumes all of our obligations under the Indenture and the notes; and
      o Artesyn or such successor is not then or immediately thereafter in default under the Indenture and no event which, after notice or lapse of time, would become an event of default under the Indenture, shall have occurred and be continuing.

      The occurrence of certain of the foregoing transactions could also constitute a change of control under the Indenture.

      The covenant described above includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our properties and assets. There is no precise, established definition of the phrase "substantially all" under applicable law. In interpreting this phrase, courts, among other things, make a subjective determination as to the portion of assets conveyed, considering many factors, including the value of assets conveyed, the proportion of an entity's income derived from the assets conveyed and the significance of those assets to the ongoing business of the entity. To the extent the meaning of such phrase is uncertain, uncertainty will exist as to whether or not the restrictions on the sale, lease or disposition of our assets described above apply to a particular transaction.

EVENTS OF DEFAULT

      Each of the following will constitute an event of default under the
Indenture:

      (1) our failure to pay when due the principal of any of the notes at maturity, upon redemption or exercise of a repurchase right or otherwise;

      (2) our failure to pay an installment of interest (including additional amounts, if any) on any of the notes for 30 days after the date when due;

      (3) our failure to perform or observe any other covenant or agreement contained in the notes or the Indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

      (4) a default under any indebtedness for money borrowed by us or any of our subsidiaries that is a "significant subsidiary" (as defined in Rule 405 of the Securities Act) the aggregate outstanding principal amount of which is in an amount in excess of $5.0 million, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding, which default:

      o is caused by a failure to pay principal or interest when due on such indebtedness by the end of the applicable grace period, if any, unless such indebtedness is discharged; or

      o results in the acceleration of such indebtedness, unless such acceleration is waived, cured, rescinded, annulled or such indebtedness is discharged; and

      (5) certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a significant subsidiary.

      The Indenture provides that the trustee will, within 90 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults or events of default known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default or event of default in the payment of the principal of, or interest on, any of the notes when due or in the payment of any redemption or repurchase obligation.

      If an event of default specified in clause (5) above occurs and is continuing with respect to us, then automatically the principal of all the notes and the interest thereon shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to clause (5) above with respect to us (the default not having been cured or waived as provided under "-- Modifications and Amendments" below), the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding if all events of default (other than the nonpayment of amounts due solely as a result of such acceleration) have been cured or waived.

      The Indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the Indenture at the request of such holders. The Indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

      We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the Indenture.

MODIFICATIONS AND AMENDMENTS

      Changes Requiring Approval of Each Affected Holder
      --------------------------------------------------

      Except as set forth below and under "-- Changes Requiring No Approval," we and the trustee may amend or supplement the Indenture or the notes with the consent of the holders of a majority in aggregate principal amount of the outstanding notes. However, the Indenture, including the terms and conditions of the notes, will not be able to be modified or amended without the written consent or the affirmative vote of the holder of each note affected by such change to:

      o change the maturity of the principal of or the date any installment of interest (including any payment of additional amounts) is due on any note;

      o reduce the principal amount, repurchase price or redemption price of, or interest (including any payment of additional amounts) on, any note;

      o   change the currency of payment of such note or interest thereon;

      o impair the right to institute suit for the enforcement of any payment on or on conversion of any note;

      o   modify our obligations to maintain an office or agency in New York
          City;

      o except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase rights of holders or the conversion rights of holders of the notes;

      o modify the redemption provisions of the Indenture in a manner adverse to the holders of notes; or

      o reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the Indenture or to waive any past default.

      Changes Requiring No Approval
      -----------------------------

      The Indenture, including the terms and conditions of the notes, may be modified or amended by us and the trustee, without the consent of any holders of notes, for the purposes of, among other things:

      o   adding to our covenants for the benefit of the holders of notes;

      o   surrendering any right or power conferred upon us;

      o providing for conversion rights of holders of notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

      o providing for the assumption of our obligations to the holders of notes in the case of a merger, consolidation, conveyance, transfer or lease;

      o reducing the conversion price, provided that the reduction will not adversely affect the interests of the holders of notes;

      o complying with the requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act of 1939;

      o curing any ambiguity or correcting or supplementing any defective provision contained in the Indenture, provided that such modification or amendment does not, in the good faith opinion of our board of directors, adversely affect the interests of the holders of notes in any material respect; or

      o adding or modifying any other provisions with respect to matters or questions arising under the Indenture that we and the trustee may deem necessary or desirable and that will not, in the good faith opinion of our board of directors, adversely affect the interests of the holders of notes.

      The terms of our existing senior credit facility will, and the terms of our future senior indebtedness may, require us to obtain the consent of our lender before agreeing to amendments to the Indenture.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES OR SHAREHOLDERS

      None of our directors, officers, employees or shareholders, as such, shall have any liability for any of our obligations under the notes or the Indenture or for any claim based on, in respect of or by reason of such obligations or their creation.

GOVERNING LAW

      The Indenture and the notes are governed by, and construed in accordance with, the law of the State of New York.


INFORMATION CONCERNING THE TRUSTEE AND THE TRANSFER AGENT

      The Bank of New York, as trustee under the Indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. The Bank of New York is also the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

REGISTRATION RIGHTS

      The following summarizes some, but not all, of the registration rights provided in the Registration Rights Agreement for the benefit of the holders of the notes. Pursuant to the agreement, we have agreed to, at our expense:

      o file with the SEC not later than the date 90 days following August 13, 2003 a shelf registration statement on such form as we deem appropriate covering resales by holders of all notes and the common stock issuable upon conversion of the notes;

      o use our reasonable best efforts to cause such shelf registration statement to become effective as promptly as is practicable, but in no event later than 180 days following August 13, 2003; and

      o use our reasonable best efforts to keep the shelf registration statement effective until the earliest of:

             (1) two years after the last date of original issuance of any of the notes;

             (2) the date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act; and

             (3) the date when all of the notes and the common stock into which the notes are convertible are registered under the shelf registration statement and disposed of in accordance with the shelf registration statement.

      We agreed to:

      o make available to each holder for whom the shelf registration statement was filed copies of this prospectus (that is a part of the shelf registration statement);
      o notify each such holder when the shelf registration statement has become effective; and

      o take certain other actions as are required to permit unrestricted resales of the notes and the common stock issuable upon conversion of the notes.

      Each holder who sells securities pursuant to the shelf registration statement generally will be:

      o required to be named as a selling securityholder in the related prospectus;
      o   required to deliver a prospectus to purchasers;
      o subject to certain of the civil liability provisions under the Securities Act in connection with the holder's sales; and
      o bound by the provisions of the Registration Rights Agreement which are applicable to the holder (including certain indemnification rights and obligations).

      Each holder must notify us not later than three business days prior to any proposed sale by that holder pursuant to the shelf registration statement. This notice will be effective for five business days. We may suspend the holder's use of the prospectus for a reasonable period not to exceed 60 days in any 90-day period, and not to exceed an aggregate of 120 days in any 360-day period, if:

      o the prospectus would, in our judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing; and
      o we reasonably determine that the disclosure of this material non-public information would have a material adverse effect on us and our subsidiaries taken as a whole.

      However, if the disclosure relates to a previously undisclosed proposed or pending material business transaction, the disclosure of which would impede our ability to consummate such transaction, we may extend the suspension period from 60 days to 90 days. Each holder, by its acceptance of a note, agrees to hold any communication by us in response to a notice of a proposed sale in confidence.

      If,

      o we have not filed the shelf registration statement with the SEC prior to or on the 90th day following August 13, 2003;
      o the shelf registration statement has not been declared effective prior to or on the 180th day following August 13, 2003; or
      o the registration statement ceases to be effective or fails to be usable and (1) we do not cure the registration statement within five business days by a post-effective amendment or a report filed pursuant to the Exchange Act or (2) if applicable, we do not terminate the suspension period, described in the preceding paragraph, by the 60th or 90th day, as the case may be, or the suspension periods exceed an aggregate of 120 days in any 360 day period (each, a "registration default"), then additional amounts will accrue on the notes, from and including the day following the registration default to but excluding the day on which the registration default has been cured. Additional amounts will be paid semiannually in arrears, with the first semiannual payment due on the first interest payment date, as applicable, following the date on which such additional amounts begin to accrue, and will accrue at a rate per year equal to:

          o an additional 0.25% of the principal amount to and including the 90th day following such registration default; and

          o an additional 0.50% of the principal amount from and after the 91st day following such registration default.

      In no event will additional amounts accrue at a rate per year exceeding 0.50%. If a holder has converted some or all of its notes into common stock, the holder will be entitled to receive equivalent amounts based on the principal amount of the notes converted.

FORM, DENOMINATION AND REGISTRATION

      Denomination and Registration
      -----------------------------

      The notes have been issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

      Global Notes; Book-entry Form
      -----------------------------

      Except as provided below, the notes are and will be evidenced by one or more global notes deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co., as DTC's nominee.

      Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A holder may hold its interests in a global note directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are direct DTC participants if such holder is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC's rules and procedures and will be settled in same-day funds. Holders may also beneficially own interests in the global notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC's rules and procedures and will be settled in same-day funds.

      So long as Cede & Co. is the registered owner of the global notes, Cede & Co. for all purposes will be considered the sole holder of the global notes. Except as provided below, owners of beneficial interests in the global notes:

      o   are not entitled to have certificates registered in their names;
      o will not receive or be entitled to receive physical delivery of certificates in definitive form; and
      o   are not to be considered holders of the global notes.

      The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global note to transfer the beneficial interest in the global note to such persons may be limited.

      We will wire, through the facilities of the trustee, payments of principal of and interest on the global notes to Cede & Co. as the registered owner of the global notes. None of Artesyn, the trustee and any paying agent will have any responsibility or be liable for paying amounts due on the global notes to owners of beneficial interests in the global notes.

      It is DTC's current practice, upon receipt of any payment of principal of and interest on the global notes, to credit participants' accounts on the payment date in amounts proportionate to their respective beneficial interests in the notes represented by the global notes, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in notes represented by the global notes held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in "street name."

      If you would like to convert your notes into common stock pursuant to the terms of the notes, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

      Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

      Neither Artesyn nor the trustee (nor any registrar, paying agent or conversion agent under the Indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including, without limitation, the presentation of notes for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global notes are credited and only for the principal amount of the notes for which directions have been given.

      DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Securities Exchange Act. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchasers of the notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

      Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days or an event of default has occurred and is continuing with respect to the notes, we will cause notes to be issued in definitive form in exchange for the global notes. None of Artesyn, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global notes.

      According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

                          DESCRIPTION OF CAPITAL STOCK

      This summary highlights selected information about our capital stock and the associated rights, and may not contain all of the information that is important to you. Under our articles of incorporation, we are authorized to issue up to 80,000,000 shares of our common stock, par value $0.01 per share, and up to 1,000,000 shares of our preferred stock, par value $0.01 per share.

COMMON STOCK

      As of August 27, 2003, there were 38,706,600 shares of our common stock outstanding, which were held of record by 10,941 persons. Holders of our common stock are entitled to one vote per share at all shareholder meetings. Holders of our common stock have no preemptive, conversion or redemption rights and have no other rights to subscribe for additional shares. Subject to the preferences that may be applicable to outstanding shares of our preferred stock, which may be outstanding from time to time, holders of our common stock are entitled to receive dividends if and as may be declared by the board of directors out of funds legally available therefor. Subject to the rights of holders of our preferred stock, if any, upon liquidation, dissolution or winding up, holders of common stock are entitled to participate pro rata in our assets available for distribution after payment of liabilities. All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

      Our articles of incorporation authorize the issuance of up to 1,000,000 shares of preferred stock. The board of directors, within the limitations set forth in the articles of incorporation, is authorized to issue preferred stock from time to time in one or more series and to fix the number of shares, fix or alter the dividend rights, dividend rates, rights and terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preference, conversion rights, voting rights and any other rights, preferences or limitations of any unissued shares of preferred stock, and to fix and amend the number of shares constituting any issued or unissued series and the designation thereof, or any of the foregoing. To the extent shares of preferred stock with voting rights are issued, such issuance affects the voting rights of the holders of our common stock by increasing the number of outstanding shares entitled to vote and, if applicable, by creating class or series voting rights. Additionally, the issuance of preferred stock in certain circumstances may have the effect of delaying, deterring or preventing a change of control of our company, may discourage bids for our common stock at a premium over market price and may adversely affect the market price, and the voting and other rights of the holders of our common stock.

      In October 1998, our board of directors designated 451,376 shares of preferred stock as "Series A Junior Participating Preferred Stock." No shares of Series A Junior Participating Preferred Stock or any other shares of preferred stock have been issued. We currently do not intend to issue any shares of preferred stock.

WARRANT

      On January l5, 2002, we entered into a securities purchase agreement with Finestar International pursuant to which we issued a warrant to Finestar International to purchase up to 1,550,000 shares of our common stock. The exercise price per share of common stock is equal to $10.73. The exercise price is subject to adjustment in the event of stock splits, stock dividends, combinations, recapitalizations and other dilutive issuances by us. The Finestar International warrant also has a weighted average anti-dilution protection feature. The warrant also contains a "net exercise" or "cashless exercise" feature pursuant to which the exercise price for the portion of the warrant being exercised is paid by surrendering warrants with value equal to such aggregate exercise price. The value of the warrants surrendered is determined by subtracting the aggregate exercise price therefor from the five trading day average of the market price of our common stock underlying such warrants. This feature allows the holder to exercise the warrant and purchase shares of our common stock without using cash and reduces the number of shares of common stock issued to the holder upon such net exercise of the warrant. In addition, the warrant contains an automatic exercise feature that is triggered if a portion of the warrant remains unexercised immediately prior to its expiration and the current market price of our common stock exceeds the exercise price then in effect. If both conditions exist, the warrant will automatically convert into shares of our common stock as if surrendered in a "cashless exercise."

2000 PERFORMANCE EQUITY PLAN

      For a description of our 2000 Performance Equity Plan and our capital stock issued pursuant thereto, see "Proposal II: Approval and Adoption of the Artesyn Technologies, Inc. 2000 Performance Equity Plan" in our proxy statement on Form 14A filed with the SEC on March 23, 2000 and incorporated herein by reference.

OUTSIDE DIRECTORS' PLAN

      For a description of our Outside Directors' Stock Option Plan and our capital stock issued pursuant thereto, see "Proposal II: Approval and Adoption of an amendment to the Outside Directors' Plan" in our proxy statement on Form 14A filed with the SEC on March 22, 1999 and incorporated herein by reference. The Outside Directors' Stock Option Plan was amended in May 2003 and filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 27, 2003.

COMMON STOCK GRANTED PURSUANT TO EMPLOYEES' THRIFT AND SAVINGS PLAN

      For a description of our common stock issued pursuant to our Employees' Thrift and Savings Plan, see our registration statement filed with the SEC on Form S-8 on January 31, 2003 and incorporated herein by reference.

SHAREHOLDER RIGHTS PLAN/POISON PILL

      We have adopted a rights agreement pursuant to which rights are issued with each of our shares of common stock. A holder of such rights may, under specified conditions, purchase from us a portion of a share of preferred stock, receive shares of our common stock or receive shares of common stock of any entity acquiring us having a value equal to twice the exercise price of the right. The exercise price for each right is $95.00. The rights agreement and the rights issued pursuant thereto have certain anti-takeover effects. They may cause substantial dilution to a person or group attempting to acquire our company upon terms not approved by our board of directors. The rights agreement, therefore, may have the effect of delaying, deterring or preventing a change of control of our company, even if such a change is in the shareholders' interest. If the board of directors approves a merger, acquisition or other business combination, the rights agreement and the rights issued pursuant thereto will not interfere with such approved transaction.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF OUR ARTICLES OF INCORPORATION, BY-LAWS AND FLORIDA LAW

      Under the Florida Business Corporation Act or the FBCA, directors are elected by a plurality of the votes cast by the shareholders entitled to vote at a shareholders' meeting at which a quorum is present, unless otherwise provided in the articles of incorporation. Neither our articles nor our bylaws provide for shareholders to have cumulative voting rights. Lack of cumulative voting makes it more difficult for our existing shareholders to replace the board of directors as well as for any other party to obtain control of us by replacing the board. Since our board of directors has the power to retain and discharge our officers, these provisions could make it more difficult for existing shareholders of another party to effect a change in management.

      These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of us. These provisions are intended to enhance the likelihood of continued stability of the composition of our board of directors and in the policies furnished by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change in control of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. These provisions are also intended to discourage certain tactics that may be used in proxy fights. Such provisions, however, could have the effect of discouraging others from making tender offers for our shares and, consequently, they may also inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of changes in our management.

      The FBCA contains an affiliated transactions statute, which provides that certain transactions involving a corporation and a shareholder owning 10% or more of the corporation's outstanding voting shares, an "interested shareholder" must generally be approved by the affirmative vote of the holders of 2/3rds of our voting shares other than those beneficially owned by the interested shareholder. The transactions covered by the statute include, with certain exceptions, (i) mergers and consolidations to which the corporation and the interested shareholder are parties, (ii) sales or other dispositions of substantial amounts of the corporation's assets to the interested shareholder,
(iii) issuances by the corporation of substantial amounts of its securities to the interested shareholder, (iv) the adoption of any plan for the liquidation or dissolution of the corporation proposed by or pursuant to an arrangement with the interested shareholder, (v) any reclassification of the corporation's securities that has the effect of substantially increasing the percentage of the outstanding voting shares of the corporation beneficially owned by the interested shareholder, and (vi) the receipt by the interested shareholder of certain loans or other financial assistance of the corporation. These special voting requirements do not apply in any of the following circumstances: (i) if the transaction was approved by a majority of the corporation's disinterested directors; (ii) if the corporation did not have more than 300 shareholders of record at any time during the preceding three years; (iii) if the interested shareholder has been the beneficial owner of at least 80% of the corporation's outstanding voting shares for at least five years; (iv) if the interested shareholder is the beneficial owner of at least 90% of the corporation's outstanding voting shares, exclusive of those acquired in a transaction not approved by a majority of disinterested directors; or (v) if the consideration received by each shareholder in connection with the transaction satisfies the

"fair price" provisions of the statute. This statute applies to any Florida corporation unless the original articles of incorporation, an amendment to the articles of incorporation or bylaws contain a provision expressly electing not to be governed by this statute. If a corporation elects not to be governed by this statute by an amendment to the articles of incorporation, or bylaws, such amendment must be approved by the affirmative vote of a majority of disinterested shareholders and is not effective until 18 months after approval. Neither our articles nor bylaws contain a provision electing not to be governed by the statute. This statute may discourage persons from making a tender offer for or acquisitions of substantial amounts of our common stock. This could have the effect of inhibiting changes in management and may also prevent temporary fluctuations in our common shares that often result from takeover attempts.

      The FBCA also contains a control share acquisition statute that provides that a person who acquires shares in an issuing public corporation in excess of certain specified thresholds will generally not have any voting rights with respect to such shares unless the voting rights are approved by a majority of the shares entitled to vote, excluding the interested shares. This statute does not apply to acquisitions of shares of a corporation if, prior to such acquisition of shares, the corporation's articles of incorporation or bylaws provide that the corporation shall not be governed by the statute. This statute also permits a corporation to adopt a provision in its articles of incorporation or bylaws providing for the redemption by the corporation of such acquired shares in certain circumstances. Unless otherwise provided in the corporation's articles of incorporation or bylaws prior to such acquisition of shares, in the event that such control shares are accorded full voting rights by the shareholders and the acquiring shareholder acquires control shares with a majority of the voting power of the corporation, all shareholders of the corporation shall have dissenters' rights to receive the fair value of their shares in accordance with the dissenters' rights provisions of the FBCA. Our articles of incorporation and bylaws do not contain provisions electing not to be governed by this statute. This statutory provision may have the effect of delaying, deterring or preventing a change of control of us, may discourage bids for shares of our common stock at a premium over the market price and may adversely affect the market price of our common stock.

      The FBCA also has a provision that expressly authorizes corporations to adopt shareholder rights plans or "poison pill" plans. These plans may be adopted in a number of forms, but generally involve the distribution by the corporation to its shareholders of rights or options that are triggered by a hostile takeover attempt or by a party acquiring a specified percentage of the corporation's securities. These plans can make changes of control excessively or prohibitively expensive unless the board of directors terminates the plan. We have adopted a shareholder rights plan. See above "Description of Capital Stock
- Shareholder Rights Plan/Poison Pill."

TRANSFER AGENT AND REGISTRAR

      The transfer agent and registrar for our common stock is The Bank of New York.

NASDAQ STOCK MARKET LISTING

      Our common stock trades on the Nasdaq Stock Market under the symbol "ATSN." On September 22, 2003, the closing sales price of our common stock was $8.33 per share.

                  UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

      The following is a summary of the material U.S. federal income tax consequences relating to the purchase, ownership, and disposition of the notes and of common stock into which notes may be converted, but does not purport to be a complete analysis of all the potential tax consequences that may be material to an investor based on such investor's particular tax situation. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the Code), the applicable Treasury Regulations, promulgated or proposed thereunder (Treasury Regulations), judicial authority and current administrative rulings and practice as of the date of this prospectus. All of those authorities are subject to change, possibly on a retroactive basis, or differing interpretation, so as to result in U.S. federal income tax consequences different from those discussed below. This summary deals only with initial beneficial owners of notes that will hold such notes and common stock into which notes may be converted as "capital assets," within the meaning of Section 1221 of the Code, and does not address tax consequences applicable to U.S. Holders that may be subject to special tax rules, such as financial institutions, tax-exempt organizations, expatriates, pension funds, regulated investment companies, real estate investment trusts, insurance companies, dealers in securities or foreign currencies, traders that elect to mark-to-market their securities, persons liable for the alternative minimum tax, persons that will hold notes as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction for tax purposes, persons who hold notes through a partnership or other pass through entity (including an entity that is disregarded as separate from its owner for U.S. federal income tax purposes), or persons that have a "functional currency" other than the U.S. dollar (except as disclosed below under "Non-U.S. Holders"). This summary discusses the tax consequences applicable to the holders who purchase the notes at their "issue price" as defined in Section 1273 of the Code (i.e., the first price at which a substantial portion of the notes is sold to the public). We have not sought any ruling from the Internal Revenue Service (the IRS) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. Moreover, this discussion does not address the effect of any applicable state, local or foreign tax laws, and except where noted, the U.S. federal estate, gift or alternative minimum tax consequences, if any, to the holder of the notes and common stock into which notes may be converted. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

      As used herein, the term "U.S. Holder" means a beneficial owner of a note or common stock that is for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons, as defined in Section 7701(a)(30) of the Code, having the authority to control all substantial decisions of the trust, or (b) has properly elected under applicable Treasury Regulations to be treated as a U.S. person.

      If a partnership holds the notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding the notes should consult their tax advisors.

      As used herein, the term "Non-U.S. Holder" means a beneficial owner of a note or common stock that is not a U.S. Holder.

TREATMENT OF CONVERTIBLE NOTES AS DEBT

      The notes will be treated as debt for federal income tax purposes.

U.S. HOLDERS

      The following is a summary of the principal U.S. federal income tax consequences resulting from the ownership and disposition of the notes and common stock by U.S. Holders.

      Payment of Interest
      -------------------

      Stated interest on a note generally will be includable in the income of a U.S. Holder as ordinary income at the time such interest is received or accrued, in accordance with such U.S. Holder's method of accounting for U.S. federal income tax purposes. We will be required to pay additional amounts in the event of a registration default. We believe, and the remainder of this discussion assumes, that, as of the date the notes are issued, the likelihood that such additional amounts become due is remote, and we therefore do not intend to treat the possibility of payment of such additional amounts as affecting the timing or amount of interest on the notes.

      Sale, Exchange or Redemption of the Notes
      -----------------------------------------

      Upon the sale, exchange or redemption of a note, a U.S. Holder generally will realize and recognize capital gain or loss equal to the difference, if any, between the amount realized on the sale, exchange or redemption and the U.S. Holder's adjusted tax basis in such note. For these purposes, the amount realized on the sale, exchange or redemption of the notes is equal to the amount of cash plus the fair market value of any other property received, but does not include any amount attributable to accrued but unpaid interest, which will be taxable as such unless previously taken into account. A U.S. Holder's adjusted tax basis in a note generally will be the U.S. dollar value of the purchase price of such note on the date of purchase. Gain or loss so recognized will generally be capital gain or loss and will be long-term capital gain or loss if, at the time of the sale, exchange or redemption, the note was held for more than one year. The deductibility of net capital losses is subject to limitations.

      Constructive Dividends
      ----------------------

      The conversion price of the notes is subject to adjustment under certain circumstances. Under Section 305 of the Code, adjustments to the conversion price that increase a holder's proportionate share of our assets or our earnings may in certain circumstances result in a constructive taxable dividend (to the extent of our current and accumulated earnings and profits, as further described under "- Dividends on Common Stock," below) to such holder, as determined under U.S. federal income tax principles. Generally, an increase in the conversion ratio pursuant to a bona-fide reasonable formula in the event of stock dividends or distributions of rights to subscribe for our common stock will not be a taxable dividend. Certain adjustments provided in the notes (including, without limitation, adjustments to the conversion price of the notes in connection with taxable dividends to our shareholders) will not qualify as being pursuant to a bona-fide reasonable formula. If such an adjustment is made, you will be deemed to have received a distribution taxable as a dividend to the extent of our current and accumulated earnings and profits even though you have not received any cash or property as a result of the adjustment. Similarly, a failure to adjust the conversion price of the notes to reflect a stock dividend or similar event could in some circumstances give rise to constructive dividend income to U.S. Holders of common stock. Any constructive dividend deemed paid to holders of the notes would not be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends under recently-enacted legislation.

      Conversion of the Notes
      -----------------------

      A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into common stock, except with respect to cash received in lieu of a fractional share of common stock. A U.S. Holder's tax basis in the common stock received on conversion of a note will be the same as such U.S. Holder's adjusted tax basis in the note at the time of conversion reduced by any basis allocable to a fractional share. The holding period for the common stock received on conversion will generally include the holding period of the note converted. Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the U.S. Holder's adjusted tax basis in the fractional share). The fair market value of the shares of common stock received which is attributable to accrued interest will be taxable as ordinary interest income.

      Dividends On Common Stock
      -------------------------

      Generally, a distribution by us with respect to our common stock will be treated as a dividend to the extent of our current or accumulated earnings and profits as of the year of such distribution, then as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common stock that such U.S. Holder holds and thereafter as gain from the sale of exchange of such stock.

      Sale of Common Stock
      --------------------

      Upon the sale or exchange of common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such U.S. Holder's adjusted tax basis in the common stock. Such capital gain or loss will be long-term if the U.S. Holder's holding period is more than one year and will be short-term if the holding period is equal to or less than one year.

NON-U.S. HOLDERS

      The following discussion is a summary of the principal U.S. federal income and estate tax consequences resulting from the ownership of the notes or common stock by Non-U.S. Holders. Special rules may apply to certain Non-U.S. Holders such as "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," corporations that accumulate earnings to avoid federal income tax, or in certain circumstances, United States expatriates. Such Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

      Payment of Interest
      -------------------

      Subject to the discussion below of backup withholding, interest paid on the notes to a Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding obligation under the "portfolio interest" exception if:

       (1) such interest is not effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Holder;

       (2) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code;

       (3) the Non-U.S. Holder is not a controlled foreign corporation that is related to us through stock ownership (for this purpose, the holder of notes would be deemed to own constructively the common stock into which it could be converted); and

       (4) (a) the Non-U.S. Holder, under penalty of perjury, certifies that he, she or it is not a U.S. person (as defined in Section 7701(a)(3) of the Code) and provides his, her or its name and address (which certification may be made on the applicable IRS Form W-8 (or successor form)) or (b) the Non-US Holder holds its notes through certain foreign intermediaries or certain foreign partnerships and the certification requirements of applicable Treasury Regulations are satisfied.

      The certification described in clause 4 above may also be provided by a qualified intermediary on behalf of one or more beneficial owners (or other intermediaries), provided that such intermediary has entered into a withholding agreement with the IRS and certain other conditions are met. A holder that is not exempt from tax under these rules will be subject to U.S. federal income tax withholding at a rate of 30% on payments of interest, unless the interest is effectively connected with the conduct of a U.S. trade or business of the holder or a lower treaty rate applies and, in either case, the Non-U.S. Holder provides us with proper certification on the applicable IRS Form W-8 (or successor form) as to the holder's exemption from withholding. If the interest is effectively connected to the conduct of a U.S. trade or business of the Non-U.S. Holder, it will be subject to the U.S. federal income tax on net income that applies to U.S. persons generally. In addition, with respect to corporate holders and under certain circumstances, a Non-U.S. Holder may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of earnings and profits for the taxable year, subject to adjustments, that are effectively connected with the U.S. trade or business. For this purpose, interest will be included in the earnings and profits of such foreign corporation. Non-U.S. Holders should consult applicable income tax treaties, which may provide different rules.

      Sale, Exchange or Redemption
      ----------------------------

      Subject to the discussion below on backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding on the gain realized on the sale, exchange or redemption of a note, or the sale or exchange of common stock, unless:

         (1) the gain is effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Holder;

         (2) in the case of an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the year of such sale, exchange or redemption and certain other requirements are met; or

         (3) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates.

      An individual Non-U.S. Holder described in (1) above will be subject of U.S. federal income tax on the net gain derived from the sale. An individual Non-U.S. Holder described in (2) above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though such holder is not considered a resident of the United States. A Non-U.S. Holder that is a foreign corporation and is described in (1) above will be subject to tax on gain at regular graduated U.S. federal income tax rates and, in addition, may be subject to a branch profits tax at 30% rate or lower rate if so specified by an applicable income tax treaty.

      Constructive Dividends
      ----------------------

      The conversion price of the notes is subject to adjustment under certain circumstances. Adjustments to the conversion price that increase a holder's proportionate share of assets or earnings may in certain circumstances result in a constructive dividend to such holder, which will generally be subject to a 30% U.S. Federal withholding tax (see, generally, the discussion of "Dividends on Common Stock" below).

      Conversion of the Notes
      -----------------------

      A Non-U.S. Holder generally will not be subject to U.S. federal income tax on the conversion of a note into shares of common stock. To the extent a Non-U.S. Holder receives cash in lieu of a fractional share on conversion, such cash may give rise to gain that would be subject to the rules described above with respect to the sale or exchange of a note or common stock.

      Dividends On Common Stock
      -------------------------

      Subject to the discussion below on backup withholding, dividends, if any, paid on the common stock to a Non-U.S. Holder that are not treated as effectively connected to a trade or business carried on by the Non-U.S. Holder in the United States generally will be subject to a 30% U.S. federal withholding tax, subject to reduction for Non-U.S. Holders eligible for the benefits of certain income tax treaties. Dividends for this purpose may include stock distributions treated as deemed dividends as discussed in "U.S. Holders - Constructive Dividends" above. A Non-U.S. Holder who wishes to claim the benefits of an applicable tax treaty will be required to satisfy certain certification and other requirements. Except to the extent otherwise provided under an applicable tax treaty, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder on dividends paid (or deemed paid) that are effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (and if required by an applicable tax treaty, is attributable to a permanent establishment maintained in the United States). Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a U.S. branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

U.S. FEDERAL ESTATE TAX

      A note held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual's death, payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the United States. However, common stock held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) will be included in such individual's estate for U.S. federal estate tax purposes, and the rate of tax that applies thereto may be reduced or eliminated if an applicable estate tax treaty otherwise applies.

BACKUP WITHHOLDING AND INFORMATION REPORTING

      U.S. Holders
      ------------

      A U.S. Holder of notes or common stock may be subject to "backup withholding" with respect to certain "reportable payments," including interest payments, dividend payments and, under certain circumstances, principal payments on the notes and certain other consideration received upon the call, exchange, redemption or conversion of a note. These backup withholding rules apply if the U.S. Holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number (TIN) certified under penalties of perjury within a reasonable time after the request therefore, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividends or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such U.S. Holder is not subject to backup withholding.

      A U.S. Holder who does not provide us with its correct TIN may also be subject to penalties imposed by the IRS. Any amount withheld from a payment to a holder under the backup withholding rules is creditable against the holder's federal income tax liability. Backup withholding will not apply, however, with respect to payments made to certain U.S. Holders, including corporations and tax-exempt organizations, provided their exemption from backup withholding is properly established. We will report to U.S. Holders of notes and common stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

      Non-U.S. Holders
      ----------------

      Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of any interest and dividends paid to, and tax withheld with respect to, such holder, regardless of whether any tax was actually withheld on such payments. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is incorporated.

      Under current Treasury Regulations, backup withholding and information reporting will not apply to payments made by us or our agent to a Non-U.S. Holder if the Non-U.S. Holder provides a statement described above in (4) under "Non-U.S. Holders - Payment of Interest" (provided that neither we nor our agent has actual knowledge that the holder is a U.S. person or that the conditions of any other exemptions are not in fact satisfied) or otherwise establishes an exemption.

      The payment of the proceeds on the disposition of notes or share of common stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, in some circumstances, backup withholding unless the owner provides the certification described above in (4) under "Non-U.S. Holders - Payment of Interest" (provided that neither we nor our agent has actual knowledge that the holder is a U.S. person or that the conditions of any other exemptions are not in fact satisfied) or otherwise establishes an exemption.

                     INTERESTS OF NAMED EXPERTS AND COUNSEL

The legality of the notes and shares of common stock registered under this registration statement has been passed upon by Kirkpatrick & Lockhart LLP. Stephen A. Ollendorff, Of Counsel to Kirkpatrick & Lockhart LLP, is a director of Artesyn. As of August 31, 2003, Mr. Ollendorff is the beneficial owner of 102,100 shares of common stock of Artesyn.

                      INFORMATION INCORPORATED BY REFERENCE

      We incorporate information into this propectus by reference, which means that we disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below into this prospectus, and any future filings made by us with the SEC under Sections 13(a), 13(c), l4 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, until the offering of the notes is complete. The documents we incorporate by reference are:

      o   Our Annual Report on Form 10-K for the fiscal year ended December 27,
          2002, including all material incorporated by reference therein;
      o   Our Quarterly Report on Form 10-Q for the quarter ended March 28,
          2003, as amended;
      o   Our Quarterly Report on Form 10-Q for the quarter ended June 27, 2003;
          and
      o Our Current Reports on Form 8-K filed on January 29, 2003, April 3, 2003, April 23, 2003, April 28, 2003, July 22, 2003, August 4, 2003,
          August 8, 2003 and August 28, 2003.

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                           Artesyn Technologies, Inc.
                           7900 Glades Road Suite 500
                              Boca Raton, FL 33434
                          Attention: Investor Relations
                            Telephone: (561) 451-1000

                       WHERE YOU CAN FIND MORE INFORMATION

      We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You can obtain copies of these documents by writing to the SEC and paying a fee for the copying costs. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC's web site at "http://www.sec.gov".

      This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933, as amended, and, therefore, omits information that was contained in such Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

      o inspect a copy of the Registration Statement, including the exhibits and schedules, without charge, at the SEC's Public Reference Room,

      o obtain a copy from the SEC, upon payment of the fees prescribed by the SEC, or

      o   review a copy on, or obtain a copy from, the SEC's web site.

      In addition, Artesyn maintains its own internet site (www.artesyn.com), which contains other information about Artesyn.

                                  LEGAL MATTERS

      Kirkpatrick & Lockhart LLP, New York, New York, will pass upon the legality of the securities being offered by this prospectus for Artesyn Technologies, Inc.

                                     EXPERTS

      The audited consolidated financial statements and schedule of Artesyn Technologies, Inc. as of December 29, 2000 and December 28, 2001, and for the fiscal years then ended, are incorporated by reference in this prospectus and elsewhere in the registration statement and have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

      The audited consolidated financial statements and schedule of Artesyn Technologies, Inc. as of December 27, 2002, and for the fiscal year then ended, are incorporated by reference in this prospectus and elsewhere in the registration statement and have been audited by Ernst & Young LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

No dealer,  salesperson  or other person                Prospectus
has   been   authorized   to  give   any
information     or    to    make     any
representation  not  contained  in  this
Prospectus in connection  with the offer
made by this Prospectus and, if given or
made, such information or representation
must not be relied  upon as having  been
authorized by Artesyn Technologies, Inc.
This  Prospectus  does not constitute an
offer  to sell or a  solicitation  of an
offer to buy any  securities  other than
the  securities to which it relates,  or
an  offer  in  any  jurisdiction  to any
person  to whom it is  unlawful  to make
such  an  offer  in  such  jurisdiction.
Neither the delivery of this  Prospectus
nor any sale hereunder shall,  under any
circumstances,   create  an  implication
that the information contained herein is correct at any time after the date hereof.


            TABLE OF CONTENTS

                                                    ARTESYN TECHNOLOGIES, INC.
                                    Page
                                    ----            5.50% CONVERTIBLE SENIOR
                                               SUBORDINATED NOTES DUE AUGUST 15,
FORWARD LOOKING STATEMENTS.............. 1     2010 and the 11,160,714 SHARES OF
                                                   COMMON STOCK ISSUABLE UPON
PROSPECTUS SUMMARY...................... 2          CONVERSION OF THE NOTES

RISK FACTORS............................ 6

RATIO OF EARNINGS TO FIXED CHARGES......15

USE OF PROCEEDS.........................15

SELLING SECURITYHOLDERS.................15

PLAN OF DISTRIBUTION....................19            [____________], 2003

DESCRIPTION OF NOTES....................21

DESCRIPTION OF CAPITAL STOCK............35

UNITED STATES FEDERAL INCOME
TAX CONSEQUENCES........................38

INTERESTS OF NAMED EXPERTS AND COUNSEL..43

INFORMATION INCORPORATED BY REFERENCE...43

WHERE YOU CAN FIND MORE INFORMATION.....44

LEGAL MATTERS...........................44

EXPERTS.................................44

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The following table sets forth all expenses payable by Artesyn Technologies, Inc. in connection with the issuance and distribution of our securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the SEC registration fee:

                                 Expenses Amount

              SEC Registration Fee..............     $ 8,280
              NASDAQ National Market Fees.......      45,000
              Printing Fees.....................      10,000
              Legal Fees and Expenses...........      50,000
              Trustee Fees and Expenses.........      10,000
              Accounting Fees and Expenses......      50,000
              Miscellaneous Expenses............       5,000
                                                    --------
                     TOTAL.....................
                                                    $178,280
                                                    ========

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

      Under Article IX of our Bylaws, we have agreed to indemnify each of our directors and officers who we are empowered to indemnify to the fullest extent permitted by the provisions of the Florida Business Corporation Act ("FBCA").
Section 607.0850 of the FBCA generally provides that a corporation has the power to indemnify its officers and directors against liability incurred in connection with any proceeding (other than an action by, or in the right of, the corporation) to which he or she was a party by reason of the fact that he or she is or was a director or officer of the corporation, if he acted in good faith and in a manner he or she reasonably believed to be in the best interest of the corporation, against expenses and amounts paid in settlement not exceeding, in the judgment of such corporation's board of directors, the estimated expenses of litigating the proceeding to conclusion. Such indemnifications shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in the best interest of the corporation, except that no indemnification shall be permitted if such person shall have been adjudged to be liable unless, and only to the extent that, a court of competent jurisdiction shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem appropriate.
Section 607.0850 further provides that any indemnification, unless pursuant to a court determination, shall be made by the corporation only upon a determination that indemnification of the director or officer was proper in the circumstances because he or she met the applicable standards of conduct, as described above. Such determination shall be made by the corporation's board of directors or a committee thereof, by independent legal counsel or by the shareholders of the corporation.

      Our Bylaws also provide that the indemnification rights provided thereby shall not be deemed to be exclusive of any other rights to which our directors and officers may be entitled, including, without limitation, any rights of indemnification to which they may be entitled pursuant to any agreement, insurance policy, or otherwise. We maintain a directors' and officers' liability insurance policy which, subject to the limitations and exclusions stated therein, covers our officers and directors for some actions or inactions that they may take or omit to take in their capacities as officers and directors of our company.

ITEM 16.  EXHIBITS

 (a)  EXHIBITS.
      EXHIBIT NO.   DESCRIPTION
      ----------    -----------

         4.1 Purchase Agreement between the Registrant, Lehman Brothers Inc. and Stephens Inc., dated August 7, 2003.

         4.2 Indenture between the Registrant and The Bank of New York, dated August 13, 2003.

         4.3 Resale Registration Rights Agreement between the Registrant, Lehman Brothers Inc. and Stephens Inc., dated August 13, 2003.

         5          Opinion of Kirkpatrick & Lockhart LLP.

        12          Calculation of earnings to fixed charges ratio.

        23.1        Consent of Independent Certified Public Accountants.

        23.2        Consent of Kirkpatrick & Lockhart LLP (contained in 5).

        24          Power of Attorney (included on signature page).

        25 Statement of Eligibility on Form T-1 of The Bank of New York, as trustee.

ITEM 17.  UNDERTAKINGS.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in
Item 15 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      PROVIDED, HOWEVER, that subparagraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by these subparagraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

      (5) To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of such Act.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida, on the 23rd day of September, 2003.

                                        ARTESYN TECHNOLOGIES, INC.


                                        By:/s/ Joseph M. O'Donnell
                                           -----------------------------
                                           Joseph M. O'Donnell
                                           Chairman of the Board, President
                                           and Chief Executive Officer


                                POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joseph M. O'Donnell and Richard J. Thompson, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the registration statement and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, the following persons in the capacities and on the dates indicated have signed this registration statement below.


/s/ Joseph M. O'Donnell          Chairman of the Board, President             September 23, 2003
------------------------------   and Chief Executive Officer
Joseph M. O'Donnell              (Principal Executive Officer)

/s/ Richard J. Thompson          Vice President, Chief Financial Officer      September 23, 2003
------------------------------   and Secretary (Principal Accounting and
Richard J. Thompson              Financial Officer)

/s/ Ronald D. Schmidt            Director                                     September 23, 2003
------------------------------
Ronald D. Schmidt

/s/ Edward S. Croft, III         Director                                     September 23, 2003
------------------------------
Edward S. Croft, III

/s/ Lawrence J. Matthews         Director                                     September 23, 2003
------------------------------
Lawrence J. Matthews

/s/ Stephen A. Ollendorff        Director                                     September 23, 2003
----------------------------
Stephen A. Ollendorff

/s/ Phillip A. O'Reilly          Director                                     September 23, 2003
------------------------------
Phillip A. O'Reilly

                                 Director
/s/ Bert Sager
------------------------------
Bert Sager

                                      II-4

/s/ A. Eugene Sapp, Jr.          Director                                     September 23, 2003
------------------------------
A. Eugene Sapp, Jr.

/s/ Lewis Solomon                Director                                     September 23, 2003
------------------------------
Lewis Solomon

/s/ John M. Steel                Director                                     September 23, 2003
------------------------------
John M. Steel

                                INDEX TO EXHIBITS


 (a)  EXHIBITS.
      EXHIBIT NO.   DESCRIPTION
      ----------    -----------

         4.1 Purchase Agreement between the Registrant, Lehman Brothers Inc. and Stephens Inc., dated August 7, 2003.


         4.2 Indenture between the Registrant and The Bank of New York, dated August 13, 2003.

         4.3 Resale Registration Rights Agreement between the Registrant, Lehman Brothers Inc. and Stephens Inc., dated August 13, 2003.

         5          Opinion of Kirkpatrick & Lockhart LLP.

        12          Calculation of earnings to fixed charges ratio.

        23.1        Consent of Independent Certified Public Accountants.

        23.2        Consent of Kirkpatrick & Lockhart LLP (contained in 5).

        24          Power of Attorney (included on signature page).

        25 Statement of Eligibility on Form T-1 of The Bank of New York, as trustee.

                                      II-6